++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE + +CHANGED. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED + +WITH THE SECURITIES AND EXCHANGE COMMISSION AND HAS BECOME EFFECTIVE. THIS + +PROSPECTUS SUPPLEMENT IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT + +SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR +
+SALE IS PROHIBITED.                                                           +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                                                Filed pursuant to Rule 424(b)(5)
                                                      Registration No. 333-60875


                             SUBJECT TO COMPLETION
            PRELIMINARY PROSPECTUS SUPPLEMENT DATED OCTOBER 5, 1998

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED AUGUST 18, 1998)

                                                                            LOGO

                                2,000,000 SHARES

                          AVALONBAY COMMUNITIES, INC.

                 % SERIES H CUMULATIVE REDEEMABLE PREFERRED STOCK

                                  -----------
  AvalonBay Communities, Inc. is a real estate investment trust that owns institutional-quality apartment communities in high barrier-to-entry markets
across the United States. We are offering to the public shares of   % Series H
Cumulative Redeemable Preferred Stock. The terms of the Series H Preferred Stock can be summarized as follows:

  . We will pay cumulative dividends on the Series H Preferred Stock, from the
   date of original issuance, in the amount of $    per share each year
   (equivalent to   % of the $25.00 liquidation preference).

  . We will pay dividends on the Series H Preferred Stock quarterly, beginning on December 15, 1998.

  . We are not allowed to redeem the Series H Preferred Stock before October
     , 2008, except in order to preserve our status as a real estate investment trust.

  . On and after October   , 2008, we may, at our option, redeem the Series H
   Preferred Stock by paying the holder $25.00 per share, plus any accrued and unpaid dividends through the date of such redemption.

  . The Series H Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption and will not be convertible into any other securities of AvalonBay.

  . Investors in the Series H Preferred Stock generally have no voting rights, except if we fail to pay dividends for six consecutive quarters.

  We have applied to list the Series H Preferred Stock on the New York Stock Exchange ("NYSE") and the Pacific Exchange ("PCX") under the symbol "AVB PrH". If these applications are approved, trading of the Series H Preferred Stock on the NYSE and the PCX is expected to begin within a 30-day period following initial delivery of the Series H Preferred Stock.

  INVESTING IN THE SERIES H PREFERRED STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE S-9.

                                                           PER SHARE TOTAL
                                                           --------- ------
       Public Price(/1/)..................................  $ 25.00  $
       Underwriting Discounts(/2/)........................  $        $
       Company Proceeds(/3/)..............................  $        $

(1) Plus accrued dividends, if any, from the date of original issuance.

(2) We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(3) Before deducting expenses payable by AvalonBay estimated at $250,000.

  We have granted the underwriters an option to purchase up to 300,000 additional shares of Series H Preferred Stock as part of the offering. The underwriters may exercise this option for a period of 30 days after the date of the offering. See "Underwriting." This offering is being underwritten by the underwriters on a firm commitment basis, which means that they must purchase all of the shares of Series H Preferred Stock if any are purchased.

                                  -----------

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus Supplement or the accompanying Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                  -----------

PAINEWEBBER INCORPORATED
        A.G. EDWARDS & SONS, INC.
                LEGG MASON WOOD WALKER
                      INCORPORATED
                          MORGAN STANLEY DEAN WITTER
                                 PRUDENTIAL SECURITIES INCORPORATED
                                       SALOMON SMITH BARNEY
                                              WHEAT FIRST UNION

                                  -----------

                  PROSPECTUS SUPPLEMENT DATED OCTOBER   , 1998

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
PROSPECTUS SUPPLEMENT
Prospectus Supplement Summary.............................................  S-3
Risk Factors..............................................................  S-9
  The Company May Fail to Manage Growth and Integrate Operations After the
   Merger.................................................................  S-9
  The Company May Not Realize the Expected Benefits of the Merger.........  S-9
  The Company May Not Be Able to Continue Its External Growth Rate........  S-9
  Market Conditions and the Cost of Financing New Acquisitions and
   Development May Limit Our Growth Rate..................................  S-9
  Risks Related to Acquisitions of Apartment Communities.................. S-10
  Risks Related to Development and Redevelopment of Apartment Communi-
   ties................................................................... S-10
  Risks Associated With Entering New Markets.............................. S-10
  Dependence on Market Conditions in Primary Markets...................... S-11
  Real Estate Financing Risks............................................. S-11
  Real Estate Investment Risks............................................ S-12
  Risk of Earthquake Damage in California Markets......................... S-13
  Risks of Property Damage and Increased Expenses Resulting from Inclement
   Weather................................................................ S-13
  Potential Liability for Environmental Contamination..................... S-13
  Federal Income Tax Risks--Failure to Qualify as a Real Estate Investment
   Trust.................................................................. S-15
Forward-Looking Statements................................................ S-16
The Company............................................................... S-17
Recent Developments....................................................... S-21
The Communities........................................................... S-22
Use of Proceeds........................................................... S-29
Capitalization............................................................ S-30
Description of the Preferred Stock........................................ S-31
Certain Federal Income Tax Considerations................................. S-37
Underwriting.............................................................. S-40
Legal Matters............................................................. S-41
PROSPECTUS
Available Information.....................................................    2
Incorporation of Certain Documents by Reference...........................    2
The Company...............................................................    3
Use of Proceeds...........................................................    4
Ratios of Earnings to Combined Fixed Charges and Preferred Stock Divi-
 dends....................................................................    4
Ratios of Earnings to Fixed Charges.......................................    5
Description of Debt Securities............................................    5
Description of Preferred Stock............................................   18
Description of Common Stock...............................................   24
Restrictions on Transfers of Stock........................................   26
Federal Income Tax Considerations.........................................   27
Plan of Distribution......................................................   28
Legal Matters.............................................................   29
Experts...................................................................   29

                         PROSPECTUS SUPPLEMENT SUMMARY

  This summary highlights information contained elsewhere in this Prospectus Supplement. Because this is a summary, it may not contain all of the information that is important to you. You should read this entire Prospectus Supplement and the accompanying Prospectus carefully before deciding whether to invest in the Series H Preferred Stock.

                                  THE COMPANY

  AvalonBay Communities, Inc. is a real estate investment trust (a "REIT") that is focused exclusively on the ownership of institutional-quality apartment communities in high barrier-to-entry markets of the United States. These markets include Northern and Southern California and selected states in the Mid-Atlantic, Northeast, Midwest and Pacific Northwest regions of the country. AvalonBay is the surviving entity from the merger of Avalon Properties, Inc. ("Avalon") with and into Bay Apartment Communities, Inc. (before the merger, "Bay") on June 4, 1998. In connection with the merger, we changed our name to AvalonBay Communities, Inc. The merger brought together a senior management team with over 150 years of real estate experience. Collectively, we have demonstrated proficiency in the acquisition, development, redevelopment, construction, reconstruction, financing, leasing, marketing and management of institutional-quality apartment communities.

  We believe that ownership of institutional-quality apartment communities in markets where new supply of apartment homes is limited helps assure more predictable cash flows. Combined with an emphasis on superior service to residents, this should result in longer average lease periods (as measured by annual turnover) and reduced operating costs. Further, we believe that maintaining a conservative financial strategy allows greater flexibility in responding to changing financial market conditions and enhances our access to cost effective capital.

  We currently own 146 communities containing 42,563 apartment homes, which consist of 118 stabilized operating communities (including 11 communities for which reconstruction is scheduled but has not begun), 16 communities that are under development and 12 communities for which redevelopment has begun. We also have rights to develop an additional 20 communities, which are controlled primarily through options on land. These include three land parcels owned by us or partnerships in which we have a controlling interest. We expect to start construction of new apartment communities on these three land parcels by the end of 1999.

  We obtain apartment communities either by developing vacant land into a new community or by acquiring an existing community. After acquiring an existing community, we frequently redevelop it or reposition it in the rental market. Our goal is to select sites for development, redevelopment or acquisition that are close to expanding employment centers, recreation areas, entertainment, shopping and dining. As a result, we believe that our current communities (and the land parcels we have the right to develop) are well-located to attract residents who will pay premium rental rates.

  For the month ended August 31, 1998, the stabilized operating communities had an economic occupancy rate of 96.9% and the average rental rate per apartment home was $1,091. Our communities are located in 29 geographically diverse markets, which can be summarized by region as follows (based on the number of apartment homes):

Northern California....................................................... 26.3%
Northeast................................................................. 25.2%
Mid-Atlantic.............................................................. 23.8%
Southern California....................................................... 13.7%
Midwest...................................................................  7.8%
Pacific Northwest.........................................................  3.2%

  We elected to be taxed as a REIT for federal income tax purposes for the year ending December 31, 1994 and have not revoked that election. This means that if we meet certain requirements under the Internal Revenue Code, we do not pay income tax at the corporate level.

  We were incorporated under the laws of the State of California in 1978 and were reincorporated in the State of Maryland in July 1995. Our principal executive offices are located at 2900 Eisenhower Avenue, Suite 300, Alexandria, Virginia 22314 and our telephone number at this location is (703) 329-6300. We also maintain super-regional offices in San Jose, California and Wilton, Connecticut and acquisition, development, redevelopment, construction, reconstruction or administrative offices in Boston, Massachusetts; Chicago, Illinois; Minneapolis, Minnesota; New York, New York; Newport Beach, California; Princeton, New Jersey; Richmond, Virginia; and Seattle, Washington.

                              RECENT DEVELOPMENTS

  Operating Results. Our Funds from Operations ("FFO") for the second quarter of 1998 were $0.70 per share on a diluted basis for the second quarter of 1998. Our FFO per share for this period reflects the operating results for Bay through June 4, 1998 and for the combined company after that date. This represents an increase of 18.6% from Bay's FFO per share on a diluted basis for the second quarter of 1997 of $0.59, which does not reflect any of Avalon's operating results. We generally consider FFO to be an appropriate measure of our operating performance because it provides investors with an understanding of our ability to incur and service debt and to make capital expenditures.

  We calculate FFO in accordance with a resolution adopted by the Board of Governors of the National Association of Real Estate Investment Trusts, Inc. ("NAREIT"). NAREIT defines FFO as net income (or loss), computed in accordance with generally accepted accounting principles ("GAAP"), excluding gains (or losses) from debt restructuring and sales of property, plus depreciation of real estate assets and after adjustments for unconsolidated partnerships and joint ventures.

  FFO does not represent cash generated from operating activities in accordance with GAAP and therefore should not be considered an alternative to net income as an indication of the Company's performance, or to net cash flows from operating activities (as determined by GAAP) as a measure of liquidity. Moreover, FFO is not necessarily indicative of cash available to fund cash needs. Further, our calculation of FFO may not be comparable to FFO as disclosed by other REITs.

  Financing Activities. On July 7, 1998, we sold $100 million of 6.50% Senior Notes due 2003 and $150 million of 6.80% Senior Notes due 2006 for aggregate net proceeds of approximately $247.6 million, which we used to reduce our borrowings under our $600 million unsecured credit facility.

  Completed Acquisitions and Dispositions. Since June 30, 1998 we have purchased one apartment community and three land sites and have sold three apartment communities. On July 16, 1998, we purchased the residential component of the Prudential Center in Boston, Massachusetts from The Prudential Insurance Company of America. We acquired this community for a total purchase price of approximately $130 million and expect to spend an additional $11.6 million in renovation costs. This property contains 781 apartment homes and related underground parking. We expect the initial year (1998/1999) unleveraged return on cost for this community to be 8.2% and the first year (1999/2000) stabilized unleveraged return on cost to be 9.1%. However, we cannot assure you that we will be able to achieve these anticipated returns.

  Since June 30, 1998 we have announced the purchase of three land sites on which we have begun development. We intend to develop a total of 700 apartment homes on these land sites, which are located in Stamford, Connecticut; Herndon, Virginia; and Melville, New York. The total budgeted construction cost for these three communities is $93 million and the weighted average of projected EBITDA as a percentage of total budgeted construction cost is 10.8% for these three communities. Because of the time it will take to complete construction, we cannot assure you that actual construction costs will be only $93 million.

  Since June 30, 1998 we have entered into a purchase and sale agreement and have received approval from our Board of Directors to acquire Hanover Hall and Summer Terrace, a 388 apartment home community located in Stamford, CT. We expect to complete this acquisition on or about

November 14, 1998 for a total purchase price of approximately $37.5 million and we expect to incur approximately $13.7 million in renovation costs related to this community commencing in 1999. However, we cannot assure you that we will acquire this community.

  Since June 30, 1998 we have disposed of three communities, Village Park of Troy and Aspen Meadows, both of which are located in suburban Detroit, Michigan, and Arbor Park, located in Upland, California. Proceeds from the sale of the two Michigan communities, which contain a total of 758 apartment homes, were approximately $44 million. We reinvested $24 million of the proceeds in a participating mortgage note with an expected yield of 10.1% for 1999 and used the balance of the proceeds to repay amounts outstanding under our $600 million unsecured credit facility. The participating mortgage note is secured by Fairlane Woods, a 288 apartment home community located in Dearborn, Michigan. We are pursuing the purchase of a 100% equity interest in this community, but we cannot assure you that we will be able to acquire such an equity interest. Proceeds from the sale of Arbor Park, which contains 260 apartment homes, were approximately $12.4 million. We used the proceeds to repay amounts outstanding under our $600 million unsecured credit facility.

  Charter Amendments. On October 2, 1998, we held a Special Meeting of Stockholders at which our stockholders approved certain amendments to our charter. Specifically, our stockholders approved (i) amendments to the charter reducing the number of authorized shares of our common stock ("Common Stock") which we may issue from 300,000,000 to 140,000,000, and (ii) an amendment to the charter changing our name from "Avalon Bay Communities, Inc." to "AvalonBay Communities, Inc." These amendments became effective on October 2, 1998.

                               BUSINESS STRATEGY

  Our principal operating objectives are to increase operating cash flow growth, FFO and, as a result, long-term stockholder value. Our strategies to achieve these objectives include the following:

  . generating consistent, sustained earnings growth at each community through increased revenue (balancing high occupancy with premium pricing) and increased operating margins (from aggressive operating expense management);

  . investing selectively in new acquisition, development and redevelopment communities in certain targeted market areas with high barriers-to-entry and, when appropriate, selectively disposing of communities that no longer meet our investment objectives; and

  . maintaining a conservative capital structure to provide continued access to capital markets at the lowest possible cost.

  We believe these strategies are generally best implemented by acquiring, building, rebuilding and managing institutional-quality communities in supply-constrained markets while maintaining the financial discipline to ensure maximum balance sheet flexibility. We believe that these strategies will lead to higher occupancy levels, increased rental rates and predictable and growing cash flow, although we cannot assure you that we will achieve these results.

  The current market environment has slowed our pace of investment, especially for acquisitions. If the current market conditions continue for an extended period, our current earnings growth rate may decline.

                                  THE OFFERING

Securities Offered..........  2,000,000 shares of   % Series H Cumulative
                              Redeemable Preferred Stock.

Price Per Share ............  $25.00.

Ranking.....................  With respect to the payment of dividends and amounts upon liquidation, the Series H Preferred Stock will rank (i) senior to our Common Stock and (ii) on a parity with our 8.50% Series C Cumulative Redeemable Preferred Stock ("Series C Preferred Stock"), 8.00% Series D Cumulative Redeemable Preferred Stock ("Series D Preferred Stock"), 9.00% Series F Cumulative Redeemable Preferred Stock ("Series F Preferred Stock"), and 8.96% Series G Cumulative Redeemable Preferred Stock ("Series G Preferred Stock"). Following the conversion of all of the outstanding shares of our Series A Preferred Stock and Series B Preferred Stock in the second quarter of 1998, the Common Stock, Series C Preferred Stock, Series D Preferred Stock, Series F Preferred Stock and Series G Preferred Stock represent our only currently outstanding stock. See "Description of the Preferred Stock--Series C Preferred Stock," "--Series D Preferred Stock," "--Series F Preferred Stock" and "--Series G Preferred Stock." We have also authorized the issuance of Series E Junior Participating Cumulative Preferred Stock ("Series E Preferred Stock") in connection with our Shareholders Rights Agreement. No shares of Series E Preferred Stock are currently outstanding.

Use of Proceeds.............  We will use the net proceeds from the sale of the
                              Series H Preferred Stock to reduce borrowings under our $600 million unsecured credit facility with Morgan Guaranty Trust Company of New York, Union Bank of Switzerland and Fleet National Bank, serving as co-agents for a syndicate of commercial banks. See "Use of Proceeds."

Dividends...................  Dividends on the Series H Preferred Stock are
                              cumulative from the date of original issuance and are payable quarterly on or about the 15th day of each March, June, September and December, commencing on December 15, 1998, in the amount of
                              $       per share each year (equivalent to   % of
                              the $25.00 liquidation preference). The first dividend will be for less than a full quarter. Dividends on the Series H Preferred Stock will accrue whether or not our credit facilities at any time prohibit the current payment of dividends, whether or not we have earnings, whether or not we have funds legally available for the payment of such dividends and whether or not we declare such dividends. See "Description of the Preferred Stock--Series H Preferred Stock--Dividends."

Liquidation Preference......  The liquidation preference for each share of
                              Series H Preferred Stock is $25.00, plus an amount equal to all accrued and unpaid dividends. See "Description of the Preferred Stock--Series H Preferred Stock--Liquidation Preference."

Redemption..................  Except in certain circumstances relating to the preservation of our status as a REIT (see
                              "Restrictions on Transfers of Stock" in the accompanying Prospectus), we may not redeem the Series H Preferred Stock prior to October , 2008. On and after October , 2008, we may redeem Series H Preferred Stock for cash at our option, in whole or in part, at $25.00 per share, plus all accrued and unpaid dividends thereon through the date fixed for redemption. The redemption price (other than the portion thereof consisting of accrued and unpaid dividends) shall be payable solely out of the sale proceeds of our other stock, which may include other series of preferred stock, and from no other source. See "Description of the Preferred Stock--Series H Preferred Stock--Redemption."

Voting Rights...............  As a holder of Series H Preferred Stock, you will generally have no voting rights except as required by law. However, if we fail to pay dividends on any shares of Series H Preferred Stock for six or more consecutive quarterly periods, our Board of Directors will increase the number of directors of AvalonBay by two. As a holder of Series H Preferred Stock, you will be entitled to vote, separately as a class with the holders of all other series of preferred stock upon which like voting rights have been conferred and are exercisable, for the election of such two additional directors until we have fully paid all dividends accrued on the shares of Series H Preferred Stock (or until we have declared such full dividends and set aside a sum sufficient for the payment thereof). See "Description of the Preferred Stock--Series H Preferred Stock--Voting Rights."

Conversion..................  The Series H Preferred Stock is not convertible into or exchangeable for any other property or securities of AvalonBay, except that shares of Series H Preferred Stock may be automatically converted into shares of our excess stock ("Excess Stock") in order to ensure that we preserve our status as a REIT for federal income tax purposes. See "Restrictions on Transfers of Stock" in the accompanying Prospectus.

Ownership Restrictions......  Ownership by a person or certain groups of persons of more than 9.8% (or 15% in the case of certain pension plans and mutual funds) of any class or series of our stock, including the Series H Preferred Stock, is restricted in order to ensure that we preserve our status as a REIT for federal income tax purposes. See "Restrictions on Transfers of Stock" in the accompanying Prospectus.

Trading.....................  We have applied to list the Series H Preferred
                              Stock on the NYSE and the PCX under the symbol "AVB PrH". If approved, trading of the Series H Preferred Stock on the NYSE and the PCX is expected to commence within 30 days after the initial delivery of the shares of Series H Preferred Stock.

                  RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS

  The following table sets forth our consolidated ratios of earnings to combined fixed charges and preferred stock dividends for the periods shown:

                         SIX MONTHS
                         ENDED JUNE   YEAR ENDED   YEAR ENDED   YEAR ENDED   MARCH 17-   JANUARY 1-  YEAR ENDED
                             30,     DECEMBER 31, DECEMBER 31, DECEMBER 31, DECEMBER 31, MARCH 16,  DECEMBER 31,
                            1998         1997         1996         1995         1994      1994(1)     1993(1)
                         ----------- ------------ ------------ ------------ ------------ ---------- ------------
Ratio...................    1.49x       1.84x        1.61x        1.26x        1.76x        .71x        .96x

--------
(1) Ratios for the period January 1 through March 16, 1994 and the year ended 1993 reflect periods prior to our recapitalization and initial public offering on March 17, 1994. The earnings for these periods were inadequate to cover fixed charges as follows:

   Period January 1 through March 16, 1994............................ $716,000
   Year ended December 31, 1993.......................................  447,000

  The ratios of earnings to combined fixed charges and preferred stock dividends were computed by dividing earnings by combined fixed charges and preferred stock dividends. For this purpose, earnings consist of pre-tax income from continuing operations plus fixed charges less capitalized interest. Fixed charges consist of interest expense, capitalized interest and the amortization of debt issuance costs.

  We issued (i) 2,308,800 shares of Series A Preferred Stock, par value $.01 per share, in October 1995, of which 1,358,736 shares were converted into 1,358,736 shares of Common Stock on April 27, 1998 and 950,064 shares were converted into 950,064 shares of Common Stock on June 15, 1998, (ii) 405,022 shares of Series B Preferred Stock, par value $.01 per share, in May 1996, all of which were converted into 405,022 shares of Common Stock on June 15, 1998,
(iii) 2,300,000 shares of Series C Preferred Stock in June 1997, all of which are currently outstanding, (iv) 3,267,700 shares of Series D Preferred Stock in December 1997, all of which are currently outstanding, (v) 4,455,000 shares of Series F Preferred Stock in June 1998, all of which are currently outstanding and (vi) 4,300,000 shares of Series G Preferred Stock in June 1998, all of which are currently outstanding.

                                  RISK FACTORS

  An investment in the Series H Preferred Stock involves various risks. You should carefully consider the following risk factors:

THE COMPANY MAY FAIL TO MANAGE GROWTH AND INTEGRATE OPERATIONS AFTER THE MERGER

  We have experienced a period of rapid growth as a result of the merger and through the acquisition and development of additional apartment communities. We currently own 146 apartment communities with approximately 42,563 apartment homes (including those under development and redevelopment). This represents an increase of 23,922 from the number of apartment homes in Bay's pre-merger portfolio. In addition, the integration of the departments, systems, operating procedures and information technologies of Bay and Avalon, as well as future acquisitions, developments and redevelopments, will be challenging, and we cannot assure you that we will be able to integrate and manage these operations effectively. If we are unable to successfully manage our growth or integrate these systems and procedures into one operating philosophy, it could materially and adversely affect our results of operations and financial condition.

THE COMPANY MAY NOT REALIZE THE EXPECTED BENEFITS OF THE MERGER

  Based on anticipated savings in expenses and other factors related to the merger, we expect that our FFO per share for the second half of fiscal year 1998 and for future periods will increase compared to FFO per share for Bay prior to the merger. However, these anticipated savings may not be realized and unanticipated costs may arise as a result of the merger. For example, although we believe that we have reasonably estimated the likely costs of integrating the operations of Bay and Avalon, as well as the incremental costs of operating as a combined company, unexpected future operating expenses (such as increased personnel costs, increased property taxes or increased travel expenses) could materially and adversely affect our operations and financial condition. If we do not realize the expected savings or if we incur unexpected costs, the merger could significantly dilute our FFO per share. For a description of the manner in which FFO is calculated, see "The Company--Business Strategy--Strong Earnings Growth Record."

THE COMPANY MAY NOT BE ABLE TO CONTINUE ITS EXTERNAL GROWTH RATE

  We now have a real estate asset base in excess of $3.7 billion. Our asset base should allow us to access capital for the acquisition, development and redevelopment of apartment communities on more favorable terms than would be available with a smaller asset base. However, we may be forced to limit our acquisition, development and redevelopment activities as we attempt to integrate the operations of Bay and Avalon. Furthermore, we have increased our minimum target returns, particularly for new community acquisitions that do not require redevelopment. As a result of this increase, as well as current market conditions, we anticipate that our acquisition activity will diminish significantly for the remainder of 1998 and likely in 1999. Accordingly, we cannot assure you that our external growth rate will equal or exceed our recent historical external growth rates.

MARKET CONDITIONS AND THE COST OF FINANCING NEW ACQUISITIONS AND DEVELOPMENT MAY LIMIT OUR GROWTH RATE

  The cost of equity and debt financing for new acquisitions and development has recently been increasing. The increased cost of financing, combined with increases in the sales prices of existing apartment communities, results in a lower margin of profit on new acquisitions. While these market conditions continue, we expect that we will acquire fewer existing apartment communities. If the current market conditions continue for an extended period, our current earnings growth rates may decline. As a result, there could be material adverse effects on our ability to pay distributions to our stockholders and on the market prices of our equity securities.

RISKS RELATED TO ACQUISITIONS OF APARTMENT COMMUNITIES

  The acquisition of apartment communities has historically been an important component of our business strategy. When we acquire an apartment community, we expose ourselves to the risk that our investment will fail to generate expected returns, and that estimates of the costs of improvements to bring the acquired community up to standards established for the market position intended for that community, will prove inaccurate. Acquisitions also involve general investment risks associated with any new real estate investment. Although we will undertake an evaluation of the physical condition of each new community before it is acquired, certain defects or necessary repairs may not be detected until after the community is acquired, which could significantly increase our total acquisition costs and reduce the profitability of the acquired community.

RISKS RELATED TO DEVELOPMENT AND REDEVELOPMENT OF APARTMENT COMMUNITIES

  We intend to continue to develop and redevelop apartment home communities using integrated development, redevelopment and underwriting policies derived from the respective strengths of Bay and Avalon. In addition to the risk that we will be unable to successfully integrate these policies, our development and redevelopment activities may be exposed to the following risks:

  . we may abandon development and redevelopment opportunities we have already begun to explore;

  . we may incur construction or reconstruction costs for a community which exceed our original estimates due to increased materials, labor or other costs, which could make completion of the community uneconomical;

  . occupancy rates and rents at a newly completed development or redevelopment community may fluctuate depending on a number of factors, including market and economic conditions, and may not be sufficient to make the original estimated unleveraged returns on cost for the community;

  . we may not be able to obtain financing with favorable terms for the development or redevelopment of a community; and

  . we may be unable to complete construction or reconstruction and lease-up of a community on schedule, resulting in increased debt service expense and construction or reconstruction costs.

  Our development activities are also subject to the risk that we will be unable to obtain, or will face delays in obtaining, necessary zoning, land-use, building, occupancy, and other required governmental permits and authorizations. If any of these events occurs, it could adversely affect our ability to achieve our projected yields on communities under development or redevelopment and could prevent us from making expected distributions to stockholders. See "--Real Estate Investment Risks."

  Construction costs have been increasing in our target markets, and the cost to develop new communities and redevelop acquired communities has, in some cases, exceeded our original estimates. We may experience similar cost increases in the future. We cannot assure you that we will be able to charge rents upon completing the development or redevelopment of communities that will be sufficient to offset the effects of any increases in construction or reconstruction costs.

RISKS ASSOCIATED WITH ENTERING NEW MARKETS

  Although our historical management expertise is in Northern California, the Mid-Atlantic and the Northeast, we have expanded our ownership and operation of apartment communities into new markets in recent years. If appropriate opportunities arise, we may also make other selective investments in high barrier-to-entry markets outside of our current market areas. Our entry into new market areas will require us to apply our experience to these new market areas, but we cannot assure you that we will be able to successfully accomplish this or that our historical expertise will assist us in our expansion into new markets. If we expand into new markets in the future, we may be exposed to risks associated with:

  .a lack of market knowledge and understanding of the local economy;

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  .an inability to obtain land for development or to identify property acquisition opportunities;

  .an inability to obtain construction tradespeople;

  .sudden adverse shifts in supply and demand factors; and

  .an unfamiliarity with local governmental and permitting procedures.

DEPENDENCE ON MARKET CONDITIONS IN PRIMARY MARKETS

  Of the 146 communities we currently own, 41 are located in Northern California (primarily in the San Francisco Bay Area), 18 are located in Southern California and 70 are located in the Mid-Atlantic and Northeast markets. Consequently, economic conditions in these primary markets will significantly influence our future performance. As a result of the merger, we have a more geographically diverse portfolio than either Bay or Avalon had before the merger. We believe that our increased geographical diversity will provide additional stability in the event of adverse economic conditions in any one region or market. However, a decline in the economy in one or more of our primary markets, or in the United States generally, could materially and adversely affect our operating results and our ability to make expected distributions to stockholders.

REAL ESTATE FINANCING RISKS

  No Limitation on the Company's Debt. As of August 31, 1998, our ratio of debt-to-total market capitalization was 37.9%. Debt covenants in our credit facilities and our unsecured senior notes limit the amount of debt we can incur, but our charter and bylaws do not contain any such limitations. Because we do not have any debt incurrence restrictions in our charter or bylaws, we could increase the amount of outstanding debt at any time.

  Existing Debt Maturities, Balloon Payments and Refinancing Risks. We are subject to the risks normally associated with debt financing, including the risk that our cash flow will be insufficient to meet required payments of principal and interest. We anticipate that only a small portion of the principal of our debt will be repaid prior to maturity. Although we may be able to use cash flow to make future principal payments, we cannot assure you that sufficient cash flow will be available to make all required principal payments. Therefore, we may need to refinance at least a portion of our outstanding debt as it matures. Accordingly, there is a risk that we may not be able to refinance existing debt or that the terms of any refinancing will not be as favorable as the terms of the existing debt.

  Risk of Rising Interest Rates. We expect to incur variable rate debt under credit facilities or in connection with the acquisition, construction and reconstruction of apartment communities in the future, as well as for other purposes. Accordingly, if interest rates increase, so will our interest costs.

  Bond Compliance Requirements. Some of our apartment communities are financed with obligations issued by various local government agencies or instrumentalities, the interest on which is exempt from federal income taxation. These obligations are commonly referred to as "tax-exempt bonds." Compared to unsecured debt, tax-exempt bonds are less cost competitive than in prior years and, moreover, generally must be secured by communities. Since we plan to use more unsecured debt in the future compared to prior experience, we expect that our use of tax-exempt bonds to finance communities will decline.

  Nevertheless, the bond compliance requirements for our current tax-exempt bonds, and the requirements of any future tax-exempt bond financing, may have the effect of limiting our income from communities subject to such financing. Under the terms of our tax-exempt bonds, we must comply with various restrictions on the use of the communities financed by such bonds, including a requirement that a percentage of apartments be made available to low and middle income households.

  In addition, some of our tax-exempt bond financing documents require that a financial institution guarantee payment of the principal of, and interest on, the bonds (a "credit enhancement"). The credit enhancement may

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take the form of a letter of credit, surety bond, guarantee agreement or other additional collateral. If the financial institution defaults in its credit enhancement obligations, or we are unable to renew the applicable credit enhancement or otherwise post satisfactory collateral, a default will occur under the applicable tax-exempt bonds and the community could be foreclosed upon.

REAL ESTATE INVESTMENT RISKS

  General Real Estate Ownership Risks. If our communities do not generate revenues sufficient to meet our operating expenses, including debt service and capital expenditures, our cash flow and ability to pay distributions to our stockholders will be adversely affected. The following factors, among others, may adversely affect the revenues generated by our apartment communities:

  .the national economic climate;

  .the perceptions by prospective residents of the safety, convenience and attractiveness of the communities;

  .our ability to provide adequate management, maintenance and insurance;

  .increased operating costs (including real estate taxes and utilities); and

  .other market and economic conditions that may affect the local economy, which are described below.

  Certain significant expenditures associated with each equity investment (such as mortgage payments, if any, real estate taxes, insurance and maintenance costs) are generally not reduced when circumstances cause a reduction in income from the investment. For example, if we mortgage a community to secure payment of debt and are unable to meet the mortgage payments, we could sustain a loss as a result of foreclosure on the community or the exercise of other remedies by the mortgagee. In addition, real estate values and income from communities are also affected by such factors as the cost of compliance with government regulations, including zoning and tax laws, interest rate levels and the availability of financing.

  Risks Associated with Local Market Conditions. Local market and economic conditions may significantly affect apartment home occupancy or rental rates in that market. Occupancy and rental rates, in turn, may significantly affect our profitability and our ability to satisfy our financial obligations. These risks include:

  .the local economic climate (which may be adversely impacted by plant closings, industry slowdowns and other factors);

  .local real estate conditions (such as an oversupply of, or a reduced demand for, apartment homes);

  .a decline in household formation that adversely affects occupancy or rental rates;

  .the inability or unwillingness of residents to pay rent increases;

  .the potential effect of rent control or rent stabilization laws, or other laws regulating housing, on some of our communities, which could prevent us from raising rents to offset increases in operating costs; and

  .the local rental market may limit the extent to which rents may be increased to meet increased expenses without decreasing occupancy rates.

Any of these risks could adversely affect our ability to achieve our desired yields on our communities and to make expected distributions to stockholders.

  Difficulty of Selling Apartment Communities. Real estate can be hard to sell, especially if local market conditions are poor. This may limit our ability to change our portfolio promptly in response to changes in economic or other conditions. In addition, federal tax laws limit our ability to sell communities that we have owned for fewer than four years, and this may affect our ability to sell communities without adversely affecting returns to stockholders.

  Competition. Our apartment communities compete with numerous housing alternatives in attracting residents, including other rental apartments and single-family homes that are available for rent, as well as new

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and existing single-family homes for sale. Competitive residential housing in a particular area could adversely affect our ability to lease apartment homes and increase or maintain rents.

  In addition, competitors for acquisitions and development communities may have greater resources than us, putting us at a competitive disadvantage.

RISK OF EARTHQUAKE DAMAGE IN CALIFORNIA MARKETS

  Many of our West Coast communities are located in the general vicinity of active earthquake faults. In July 1998, we obtained a seismic risk analysis from an engineering firm which estimated the probable maximum damage ("PMD") for each of the 60 West Coast communities that we owned at that time and for each of the five West Coast communities under development, individually and for all of those communities combined. To establish a PMD, the engineers first define a severe earthquake event for the applicable geographic area, which is an earthquake that has only a 10% likelihood of occurring over a 50-year period. The PMD is determined as the structural and architectural damage and business interruption loss that has a 10% probability of being exceeded in the event of such an earthquake. Because a significant number of our communities are located in the San Francisco Bay Area, the engineers' analysis defined an earthquake on the Hayward Fault with a Richter Scale magnitude of 7.1 as a severe earthquake with a 10% probability of occurring within a 50-year period. The engineers then established an aggregate PMD at that time of $113 million for the 60 West Coast communities that we owned at that time and the five West Coast communities under development. The $113 million PMD for those communities was a PMD level that the engineers expected to be exceeded only 10% of the time in the event of such a severe earthquake. The actual aggregate PMD could be higher or lower as a result of variations in soil classification and structural vulnerabilities. For each community, the engineers' analysis calculated an individual PMD as a percentage of the community's replacement cost and projected revenues. We cannot assure you that an earthquake would not cause damage or losses greater than the PMD assessments indicate, that future PMD levels will not be higher than the current PMD levels for our communities located on the West Coast, or that future acquisitions or developments will not have PMD assessments indicating the possibility of greater damages or losses than currently indicated.

  In August 1998, we renewed our earthquake insurance, both for physical damage and lost revenue, with respect to all of the communities we owned at that time and all of the communities under development. For any single occurrence, we self-insure the first $25 million of loss, and we have in place $75 million of coverage above this amount. In addition, our general liability and property casualty insurance provides coverage for personal liability and fire damage. In the event that an uninsured disaster or a loss in excess of insured limits were to occur, we could lose the capital we have invested in the affected community, as well as anticipated future revenue from that community, and we would continue to be obligated to repay any mortgage indebtedness or other obligations related to the community. Any such loss could materially and adversely affect our business and our financial condition and results of operations.

RISKS OF PROPERTY DAMAGE AND INCREASED EXPENSES RESULTING FROM INCLEMENT
WEATHER

  Our communities in the Northeast and Midwest expose us to risks associated with inclement winter weather, including increased costs for the removal of snow and ice as well as from delays in the construction, reconstruction, development or redevelopment of apartment communities. In addition, inclement weather could increase the need for maintenance and repair of our communities. Similarly, unusually high rainfall or other inclement weather could result in increased costs due to delays in the construction, reconstruction, development or redevelopment of apartment communities. These costs and delays could adversely effect our financial performance.

POTENTIAL LIABILITY FOR ENVIRONMENTAL CONTAMINATION

  Under various federal, state and local environmental laws, a current or previous owner or operator of real estate may be required (often regardless of knowledge or responsibility) to investigate and remediate the effects

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of hazardous or toxic substances or petroleum product releases at its properties, and may be held liable to a governmental entity or to third parties for property damage and for investigation and remediation costs incurred by them in connection with the contamination. These costs could be substantial. The presence of such substances (or the failure to properly remediate the contamination) may materially and adversely affect the owner's ability to borrow against, sell or rent the affected property. In addition, certain environmental laws create liens on contaminated sites in favor of the government for damages and costs it incurs in connection with the contamination.

  Certain federal, state and local laws govern the removal, encapsulation or disturbance of asbestos-containing materials ("ACMs") when such materials are in poor condition or in the event of reconstruction, remodeling, renovation, or demolition of a building. Those laws may impose liability for release of ACMs and may provide for third parties to seek recovery from owners or operators of real properties for personal injury associated with ACMs. In connection with our ownership and operation of the communities, we may potentially be liable for such costs.

  We are not aware that any ACMs were used in connection with the construction of the communities we developed. However, ACMs were used in connection with the construction of several of the communities that we have acquired. We do not anticipate that we will incur any material liabilities in connection with the presence of ACMs at our communities. We currently have or intend to implement an operations and maintenance program for each of the communities at which ACMs have been detected.

  All of our stabilized operating communities, and all of the communities that we are currently developing or redeveloping, have been subjected to a Phase I or similar environmental assessment (which generally does not involve invasive techniques such as soil or ground water sampling). These assessments have not revealed any environmental conditions that we believe will have a material adverse effect on our business, assets, financial condition or results of operations. We are not aware of any other environmental conditions which would have such a material adverse effect.

  However, we are aware that the migration of contamination from an upgradient landowner near Toscana, one of our communities which is under development, has affected the groundwater there. The upgradient landowner is undertaking remedial response actions and we expect that the upgradient landowner will take all necessary response actions. The upgradient landowner has also provided an indemnity that runs to current and future owners of the Toscana property and upon which we may be able to rely if we incur environmental liability arising from the groundwater contamination at issue.

  We are also aware that certain communities have lead paint and we are undertaking or intend to undertake appropriate remediation or management activity.

  Additionally, prior to their respective initial public offerings, Bay and Avalon had each been occasionally involved in developing, managing, leasing and operating various properties for third parties. Consequently, each may be considered to have been an operator of such properties and, therefore, potentially liable for removal or remediation costs or other potential costs which could relate to hazardous or toxic substances. We are not aware of any material environmental liabilities with respect to properties managed or developed by either Bay or Avalon for such third parties.

  We cannot assure you that:

  .the environmental assessments identified all potential environmental liabilities;

  .that no prior owner created any material environmental condition not known to us or the consultants who prepared the assessments;

  .that no environmental liabilities developed since such environmental assessments were prepared;

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  .that the condition of land or operations in the vicinity of our communities (such as the presence of underground storage tanks) will not affect the environmental condition of such communities; or

  .that future uses or conditions (including, without limitation, changes in applicable environmental laws and regulations) will not result in the imposition of environmental liability.

FEDERAL INCOME TAX RISKS--FAILURE TO QUALIFY AS A REAL ESTATE INVESTMENT TRUST

  We intend to operate in a manner that will allow us to continue to qualify as a REIT. Although we believe that we have been organized and our past and present operations qualify us as a REIT, we cannot assure you that this is true, or that we will remain qualified as a REIT in the future. This is because qualification as a REIT involves the application of highly technical and complex Internal Revenue Code provisions for which there are only limited judicial or administrative interpretations and involves the determination of various factual matters and circumstances not entirely within our control.

  If either Bay or Avalon failed to qualify as a REIT prior to the merger, this failure could disqualify us as a REIT. If we fail to qualify as a REIT, we will be subject to federal income tax at regular corporate rates for both current and past years. In this event, we could be subject to potentially significant tax liabilities, and the amount of cash available for distribution to stockholders would be reduced and possibly eliminated. Unless entitled to relief under certain statutory provisions, we would also be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost.


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                          FORWARD-LOOKING STATEMENTS

  Certain statements incorporated by reference or made in this prospectus under the captions "Prospectus Supplement Summary," "Risk Factors" and "The Company," and elsewhere in this Prospectus Supplement are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934. Such forward-looking statements include, without limitation, statements and information concerning the acquisition, construction, reconstruction, development, redevelopment, occupancy, and completion of our apartment communities and related cost and EBITDA estimates. When we use the words "anticipate," "assume," "believe," "estimate," "expect," "intend," and other similar expressions in this Prospectus Supplement, they are generally intended to identify forward-looking statements. You should not rely on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control and which could materially affect our actual results, performance or achievements. Factors that could cause our actual results, performance or achievements to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to, the following:

  . we may fail to secure or may abandon development or redevelopment opportunities;

  . construction or reconstruction costs of a community may exceed original estimates;

  . construction or reconstruction and lease-up may not be completed on schedule, resulting in increased debt service expense and construction or reconstruction costs, and reduced rental revenues;

  . occupancy rates and market rents may be adversely affected by local economic and market conditions which are beyond our control;

  . financing may not be available, or may not be available on favorable terms; and

  . our cash flow may be insufficient to meet required payments of principal and interest, and existing indebtedness may mature in an unfavorable credit environment, preventing such indebtedness from being refinanced, or if refinanced, causing such refinancing to occur on terms that are not as favorable as the terms of existing indebtedness.


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                                  THE COMPANY

GENERAL

  AvalonBay is a REIT that focuses exclusively on the ownership of institutional-quality apartment communities in high barrier-to-entry markets of the United States. These markets include Northern and Southern California and selected states in the Mid-Atlantic, Northeast, Midwest and Pacific Northwest regions of the country. AvalonBay is the surviving entity from the merger of Avalon Properties, Inc. with and into Bay Apartment Communities, Inc. on June 4, 1998. In connection with the merger we changed our name to "AvalonBay Communities, Inc." Our senior management team has over 150 years of real estate experience. Collectively, we have demonstrated proficiency in the acquisition, development, redevelopment, construction, reconstruction, financing, leasing, marketing and management of institutional-quality apartment communities.

  The merger of Avalon and Bay combined two companies of similar size with similar business strategies and operating philosophies. Bay traditionally focused on the acquisition, development, redevelopment and management of institutional-quality communities in high barrier-to-entry markets in Northern and Southern California and the Pacific Northwest. Avalon traditionally focused on the development, acquisition and management of institutional-quality communities in high barrier-to-entry markets in the Northeast and Mid-Atlantic regions of the United States. In December 1997, Avalon entered certain high barrier-to-entry markets in the Midwest when it acquired selected properties and operations of Trammell Crow Residential Midwest ("TCR/MW"). Concurrently with the announcement of the merger, Avalon announced that it had entered into a definitive agreement to acquire eight communities, which are expected to contain an aggregate of approximately 2,411 apartment homes, in the Seattle and Portland markets on a presale basis from Trammell Crow Residential--Pacific Northwest for a total investment of up to $279 million. The presale acquisitions are expected to be completed during the next two to three years.

  Before the merger, Avalon and Bay each focused on providing well-maintained communities with numerous amenities designed to enhance their market appeal. Additionally, each emphasized the delivery of superior service to the residents of their apartment communities. Avalon and Bay also utilized similar financing strategies, including the maintenance of conservative ratios of debt-to-total market capitalization and debt and preferred stock to total market capitalization. As a result of the merger, we anticipate that by successfully implementing the best practices of both Avalon and Bay, we will improve both our ability to profitably acquire, develop and redevelop institutional-quality apartment communities as well as our ability to deliver superior service to our residents. We believe that we will benefit from continued utilization of the respective strengths previously possessed by Bay and Avalon, such as Bay's redevelopment expertise and Avalon's advanced information systems. To assist in the identification and implementation of these and other such best practices, Avalon and Bay each engaged the services of outside merger integration consultants prior to the merger. We have identified, and are currently implementing, these best practices, which should result in greater efficiencies.

  We believe that ownership of institutional-quality apartment communities in markets where the new supply of apartment homes is limited helps assure more predictable cash flows. Barriers to competitors entering these markets, which provide constraints on supply, include a difficult and lengthy entitlement process with local jurisdictions, and dense infill locations where zoned and entitled land is not available. In addition, high single family home prices in most of our markets serve to create a "barrier-to-exit" for residents of our communities which are located in such markets. Combined with an emphasis on superior service to residents, this should result in longer average lease periods (as measured by annual turnover) and reduced operating costs. Further, we believe that maintaining a conservative financial strategy allows greater flexibility in responding to changing financial market conditions, and enhances our access to cost effective capital.

  We currently own 146 communities containing 42,563 apartment homes, of which 118 are stabilized operating communities (the "Current Communities"), including 11 communities for which redevelopment is scheduled but has not yet begun, 16 are communities that are under development (the "Development Communities") and 12 are communities for which redevelopment has begun (the "Redevelopment

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Communities"). We also have rights to develop an additional 20 communities (the
"Development Rights") which are controlled primarily through options on land. The Development Rights include three land parcels owned by us or partnerships in which we have a controlling interest. We expect to start construction of new apartment communities on these three land parcels by the end of 1999. We obtain ownership in apartment communities by developing vacant land into a new community or by acquiring and either repositioning or redeveloping an existing community. In selecting sites for development, redevelopment or acquisition, we favor locations with close proximity to expanding employment centers and convenience to recreation areas, entertainment, shopping and dining. As a result, we consider the Current Communities, the Development Communities, the Redevelopment Communities and the land underlying the Development Rights to be well-located.

BUSINESS STRATEGY

  Our principal operating objectives are to increase operating cash flow growth, FFO and, as a result, long-term stockholder value. Our strategies to achieve these objectives include:

  . generating consistent, sustained earnings growth at each community through increased revenue (balancing high occupancy with premium pricing) and increased operating margins (from aggressive operating expense management);

  . investing selectively in new acquisition, development and redevelopment communities in certain targeted market areas with high barriers-to-entry and, when appropriate, selectively disposing of communities which no longer meet our investment objectives; and

  . maintaining a conservative capital structure to provide continued access to capital markets at the lowest possible cost.

  We believe that these strategies are generally best implemented by acquiring, building, rebuilding and managing institutional-quality assets in supply-constrained markets while maintaining the financial discipline to ensure maximum balance sheet flexibility. We believe that these strategies will lead to higher occupancy levels, increased rental rates and predictable and growing cash flow, although we cannot assure you that we will achieve such results.

  Acquisition Strategy. Historically, our acquisition strategy focused on individual, opportunistic investments. During 1997, however, Bay and Avalon each completed significant portfolio acquisitions, Bay in Southern California and Avalon in the Midwest. In addition, during 1997 Avalon agreed to purchase communities to be developed on a presale basis from unaffiliated developers. These portfolio acquisitions achieved both rapid penetration of supply-constrained markets new to Avalon and Bay and the addition of a skilled management team (in the case of Avalon's acquisition of the Midwest portfolio) with the experience to use the acquired portfolio as a platform for future growth. We believe that through our acquisition strategy we have now targeted and penetrated many of the high barrier-to-entry markets of the United States.

  We have historically maintained a core competency in new development that allowed us to be selective in evaluating acquisition candidates. We continue this capability and will seek to take advantage of our industry- leading development, redevelopment, construction and reconstruction capabilities.

  As a result of our increased minimum target returns for new community acquisitions and recent increases in the cost of financing new purchases of communities, we anticipate that we will acquire significantly fewer apartment communities during the remainder of 1998 and likely in 1999. Consequently, we will refocus our efforts toward development and redevelopment of apartment communities where we believe we are more likely to achieve attractive initial and long-term return targets. In addition, we expect to expand the redevelopment and reconstruction expertise that we have implemented on the West Coast to selected high barrier-to-entry markets in the Midwest, Mid-Atlantic and Northeast. We will also focus on dispositions of assets that do not meet our current operating, market or growth requirements. While current market conditions prevail, we anticipate reinvesting capital obtained from dispositions in new Development Communities and Redevelopment

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Communities that offer greater investment returns and long-term growth potential greater than those that we plan to sell. However, we cannot assure you that we will be successful in disposing of any communities, or in investing the proceeds in new communities without adverse tax consequences.

  Development Strategy. Our development strategy is to carefully select land for development and to follow established procedures that are designed to minimize both the cost and the risks of development. As one of the largest developers of multifamily apartment communities in high barrier-to-entry markets of the United States, we are able to capitalize on local market presence and access to local market information through regional and super-regional offices. In addition to our principal executive offices in Alexandria, Virginia, we maintain super-regional offices in San Jose, California and Wilton, Connecticut. We also have regional acquisition, development, redevelopment, construction, reconstruction or administrative offices in Boston, Massachusetts; Chicago, Illinois; Minneapolis, Minnesota; New York, New York; Newport Beach, California; Princeton, New Jersey; Richmond, Virginia; and Seattle, Washington.

  After selecting a target site, we negotiate for the right to acquire the site either through an option or a long-term conditional contract, generally subject to obtaining zoning and permitting approvals and appropriate environmental review. We generally begin design work before we purchase the land, and we carefully monitor the expenditure of design funds based on the likelihood of our obtaining approvals and financing.

  After land is acquired, we shift our focus to construction. Except for certain mid-rise and high-rise apartment communities where we have historically used third-party general contractors, we have acted as our own general contractor. We believe this has enabled us to achieve higher quality, more control over schedules and significant cost savings. Construction progress is monitored by the development team and the property management team to ensure high quality workmanship and a smooth and timely transition into the leasing and operational phase.

  Redevelopment Strategy. Our redevelopment strategy is to selectively seek existing under-managed apartment communities in fully-developed neighborhoods and create value by substantially re-building them at significantly below replacement cost to a quality which we believe to be the highest quality apartment community or best rental value for an institutional-quality apartment community in its local area. We have established procedures that are designed to minimize both the cost and risks of redevelopment. After an apartment community is acquired, we focus on redevelopment. Again, we believe that we achieve significant cost savings by acting as our own general contractor. Redevelopment progress is monitored by the redevelopment team, which includes key redevelopment, construction and property management personnel. This ensures high quality design and workmanship and a smooth and timely transition into the lease-up and re-stabilization phase.

  Property Management Strategy. We intend to increase earnings through innovative, proactive property management that will result in higher revenue from our communities. Intense focus on resident satisfaction, increasing rents as market conditions permit and managing community occupancy for optimal rental revenue levels comprise our principal strategies for maximizing revenue. We generally stagger lease terms based on vacancy exposure by apartment type, so that lease expirations are better matched to each community's traffic patterns. On-site property management teams receive bonuses based largely upon the net operating income produced at their respective communities.

  Controlling operating expenses is another way in which we intend to increase earnings growth. An increase in growth in our portfolio and the resulting increase in revenue allows us to spread fixed operating costs over a larger volume of revenue, thereby increasing operating margins. We also aggressively pursue real estate tax appeals and scrutinize other operating costs. Invoices are recorded on-site to ensure the careful monitoring of budgeted versus actual expenses, supplies are purchased in bulk where possible, third-party contracts are bid on a volume basis, turnover work is performed in-house or by third-parties generally depending upon the least costly alternative, and preventive maintenance is undertaken regularly to maximize resident satisfaction and property and equipment life. In addition, we strive to retain residents through high levels of service in order to eliminate the cost of preparing an apartment home for a new resident and to reduce marketing and utilities costs.

  We will also consider managing properties for third parties, if we believe that doing so will provide information about new markets or provide an acquisition opportunity, thereby enhancing our opportunities for growth.

  Financing Strategy. We have consistently maintained, and we intend to continue to maintain, a conservative capital structure, largely comprised of common equity. As of August 31, 1998, our debt-to-total market capitalization was 37.9%, and long-term floating rate debt was only 1.6% of total market capitalization. We currently intend to limit long-term floating rate debt to less than 10% of total market capitalization, although that policy may change from time to time.

  Strong Earnings Growth Record. Historically, we have consistently achieved both strong internal growth as well as an increase in FFO per share. Since our initial public offering in March 1994, we have increased our quarterly FFO per share on a diluted basis from $0.41 per share to $0.70 per share, representing an annualized growth rate of approximately 14.3%. For the second quarter of 1998, our FFO per share on a diluted basis (reflecting the operating results for Bay through June 4, 1998 and for the combined company after that date) increased 18.6% from our FFO per share on a diluted basis for the second quarter of 1997 of $0.59 per share.

  We generally consider FFO to be an appropriate measure of our operating performance because it provides investors with an understanding of our ability to incur and service debt and to make capital expenditures. We believe that in order to facilitate a clear understanding of our operating results, FFO should be examined in conjunction with net income as presented in our consolidated financial statements, which are incorporated by reference in the accompanying Prospectus.

  FFO is determined in accordance with a resolution adopted by NAREIT, and is defined as net income (loss), computed in accordance with GAAP, excluding gains (or losses) from debt restructuring and sales of property, plus depreciation of real estate assets and after adjustments for unconsolidated partnerships and joint ventures. FFO does not represent cash generated from operating activities in accordance with GAAP and therefore should not be considered an alternative to net income as an indication of our performance, or to net cash flows from operating activities as determined by GAAP as a measure of our liquidity, and is not necessarily indicative of cash available to fund cash needs. Further, FFO as disclosed by other REITs may not be comparable to our calculation of FFO.

                              RECENT DEVELOPMENTS

OPERATING RESULTS

  On July 16, 1998, we reported FFO of $0.70 per share on a diluted basis for the second quarter of 1998. Our FFO per share for this period reflects the operating results for Bay through June 4, 1998 and for the combined company after that date, and represents an increase of 18.6% from our FFO per share on a diluted basis for the second quarter of 1997 of $0.59.

  Our earnings before interest, income taxes, depreciation and amortization ("EBITDA") on a "same store" basis in the second quarter of 1998 increased by approximately 10.1% from our EBITDA on a "same store" basis for the second quarter of 1997. This increase in EBITDA is attributable to a number of factors, including the merger on June 4, 1998.

FINANCING ACTIVITIES

  Sale of Senior Notes. On July 7, 1998, we sold $100 million of Senior Notes due 2003 and $150 million of Senior Notes due 2006 for aggregate net proceeds of approximately $247.6 million. We used the net proceeds from the offering to reduce our borrowings under our $600 million unsecured credit facility.

COMPLETED ACQUISITIONS AND DISPOSITIONS

  Acquisition of Existing Community. On July 16, 1998, we completed the purchase of the residential component of the Prudential Center in Boston, Massachusetts from The Prudential Insurance Company of America. We acquired this community for approximately $130 million and expect to spend an additional $11.6 million in renovation costs. This community contains 781 apartment homes and related underground parking. We expect the initial year (1998/1999) unleveraged return on cost for this community to be 8.2% and the first year (1999/2000) stabilized unleveraged return on cost to be 9.1%. However, we cannot assure you that we will be able to achieve these anticipated returns.

  Land Acquisition for New Development. Since June 30, 1998, we have announced the purchase of three land sites on which we have begun development. We acquired a three acre land site in Stamford, Connecticut on which we have begun development of a 195 apartment home community. We also acquired land sites in Herndon, Virginia, on which we intend to develop a 165 apartment home community, and Melville, New York, on which we plan to develop a 340 apartment home community. The total budgeted construction cost for these three communities is $93.0 million and the weighted average of projected EBITDA as a percentage of total budgeted construction cost for these three communities is 10.8%.

  Sale of Communities and Reinvestment of Proceeds. Since June 30, 1998, we have disposed of three communities, Village Park of Troy and Aspen Meadows, both of which are located in suburban Detroit, Michigan, and Arbor Park, located in Upland, California. Proceeds from the sale of the two Michigan communities, which contained a total of 758 apartment homes, were approximately $44 million. We reinvested $24 million of the proceeds in a participating mortgage note with an expected yield of 10.1% in the first stabilized year and used the balance of the proceeds to repay amounts outstanding under our $600 million unsecured credit facility. The participating note is secured by Fairlane Woods, a 288 apartment home community located in Dearborn, Michigan. We are pursuing the purchase of a 100% equity interest in this community, but we cannot assure you that we will be able to acquire such an equity interest. Proceeds from the sale of Arbor Park, which contained 260 apartment homes, were approximately $12.4 million. The proceeds were used to repay amounts outstanding under our $600 million unsecured credit facility.

CHARTER AMENDMENTS

  On October 2, 1998, we held a Special Meeting of Stockholders at which our stockholders approved certain amendments to our charter. Specifically, the stockholders approved (i) amendments to the charter reducing the number of authorized shares of Common Stock which we may issue from 300,000,000 to 140,000,000, and (ii) an amendment to the charter changing our name from "Avalon Bay Communities, Inc." to "AvalonBay Communities, Inc." These amendments became effective on October 2, 1998.

INDUSTRY AWARDS

  On April 22, 1998, Avalon was named Development Firm of the Year and its Avalon Grove community was named the Best Mid- or High-Rise Apartment Community of the Year under the National Association of Home Builders' highly competitive "Pillars of the Industry" awards program, the second consecutive year that one of our communities has been named the Best Mid- or High-Rise Community of the Year. In addition, Avalon was named Property Management Company of the Year in 1996/1997 under the same awards program. The Pillars of the Industry awards program is conducted annually to recognize companies that demonstrate the highest standards in multifamily housing design and management, and who promote a positive image of the multifamily housing industry. A panel of 11 industry professionals who judged the award selected this year's winners from more than 200 entries submitted nationally. In making their selection of Avalon as the Development Firm of the Year, the judges considered Avalon's consistent level of delivery and high quality execution of its development activity. The panel further noted that Avalon had achieved an extremely high volume of quality development opportunities in areas of the country with particularly difficult permitting and approval processes. Additionally, Avalon was congratulated for the active involvement by a variety of Avalon associates in many professional, governmental and local organizations. In their selection of Avalon Grove, which is located in Stamford, Connecticut, the judges cited the long and difficult approval process, the outstanding architecture, and the very attractive yield.

                                THE COMMUNITIES

THE CURRENT COMMUNITIES

  The Current Communities are primarily upscale, garden-style apartment communities consisting of two-and three-story buildings in landscaped settings. All of the Current Communities are institutional-quality assets. The Current Communities offer many attractive amenities designed to enhance their market appeal to discriminating residents who are willing to pay premium rental rates to live in these communities. Such amenities include vaulted ceilings, lofts, fireplaces, patios/decks and modern appliances. Other features include swimming pools, fitness centers, tennis courts and business centers. As of the date of this Prospectus Supplement, there were 118 Current Communities.

  We own a fee simple interest in 102 Current Communities, 12 Redevelopment Communities, and 16 Development Communities. We own 16 of our Current Communities through a variety of organizational structures, including general partnership interests (including four communities presented as non-majority interests); controlling general partner interests in DownREIT limited partnerships (11 communities); and a 100% interest in a senior participating mortgage note secured by one operating community which is accounted for as an investment in real estate.

  The existing DownREITs have been structured so that substantially all of the economic interest of these partnerships, other than the stated distributions to the limited partners on their operating partnership units ("OP Units"), accrue to our benefit. We believe that it is unlikely that the limited partners in these partnerships will receive any financial return on their limited partnership interest other than the stated distributions on their OP Units or the possible future conversion of their OP Units into shares of Common Stock.

  We manage and operate all of the Current Communities. As of August 31, 1998 (the latest practicable date for which this information is available), the Current Communities had an economic occupancy rate of 96.9% for the month then ended. The average age of the Current Communities, weighted according to the applicable number of apartment homes and adjusted to reflect the year of completion for substantial reconstruction, is approximately eight years.

  The following is a summary by major market of our Current Communities, Development Communities and Redevelopment Communities as of the date of this Prospectus Supplement:

                           APARTMENT HOMES BY MARKET

                             CURRENT        DEVELOPMENT     REDEVELOPMENT      TOTAL
                          COMMUNITIES(1)  COMMUNITIES(2)   COMMUNITIES(3)   COMMUNITIES
                          --------------- ---------------  ---------------  ------------
                           # OF    % OF    # OF    % OF     # OF    % OF     # OF  % OF
         MARKET            HOMES  TOTAL    HOMES   TOTAL    HOMES   TOTAL   HOMES  TOTAL
         ------           ------- ------- ------- -------  ------- -------  ------ -----
 1. Santa Clara County,
    CA..................    3,438   10.1%   1,482    33.4%     252     6.4%  5,172  12.2%
 2. Northern Virginia...    3,509   10.3%     625    14.1%     --      --    4,134   9.7%
 3. Boston, MA..........    2,375    6.9%     204     4.6%     --      --    2,579   6.1%
 4. Los Angeles, CA.....      590    1.7%     --      --     1,973    49.9%  2,563   6.0%
 5. Alameda County, CA..    2,523    7.4%     --      --       --      --    2,523   5.9%
 6. Fairfield County,
    CT..................    1,846    5.4%     598    13.5%     --      --    2,444   5.7%
 7. Southern Maryland...    2,179    6.4%     --      --       --      --    2,179   5.1%
 8. Orange County, CA...    1,622    4.7%     --      --       400    10.1%  2,022   4.8%
 9. Philadelphia, PA....    1,504    4.4%     351     7.9%     --      --    1,855   4.4%
10. Central Valley, CA..    1,502    4.4%     --      --       --      --    1,502   3.5%
11. Baltimore, MD.......    1,348    4.0%     --      --       --      --    1,348   3.2%
12. San Francisco, CA...      819    2.4%     226     5.1%     243     6.1%  1,288   3.0%
13. Richmond, VA........    1,243    3.6%     --      --       --      --    1,243   2.9%
14. Westchester, NY.....      897    2.6%     337     7.6%     --      --    1,234   2.9%
15. San Diego, CA.......    1,033    3.0%     --      --       200     5.1%  1,233   2.9%
16. Minneapolis, MN.....    1,102    3.2%     --      --       --      --    1,102   2.6%
17. Seattle, WA.........      684    2.0%     --      --       412    10.4%  1,096   2.6%
18. Hartford, CT........      932    2.7%     --      --       --      --      932   2.2%
19. Long Island, NY.....      575    1.7%     340     7.7%     --      --      915   2.1%
20. Norfolk, VA.........      904    2.6%     --      --       --      --      904   2.1%
21. Chicago, IL.........      887    2.6%     --      --       --      --      887   2.1%
22. Northern New
    Jersey..............      504    1.5%     269     6.1%     --      --      773   1.8%
23. San Mateo County,
    CA..................      508    1.5%     --      --       195     4.9%    703   1.7%
24. St. Louis, MO.......      480    1.4%     --      --       --      --      480   1.1%
25. Indianapolis, IN....      376    1.1%     --      --       --      --      376   0.9%
26. Washington, DC......      308    0.9%     --      --       --      --      308   0.7%
27. Portland, OR........      --     --       --      --       279     7.1%    279   0.7%
28. Cincinnati, OH......      264    0.8%     --      --       --      --      264   0.6%
29. Detroit, MI.........      225    0.7%     --      --       --      --      225   0.5%
                          ------- ------  ------- -------  ------- -------  ------ -----
  Total.................   34,177  100.0%   4,432   100.0%   3,954   100.0% 42,563 100.0%
                          ======= ======  ======= =======  ======= =======  ====== =====

--------
(1) Current Communities include apartment communities on which construction or reconstruction has been completed, or on which reconstruction has been scheduled but has not yet begun, and which have either reached stabilized occupancy or are in the lease-up process. All of the Current Communities are stabilized communities that have completed lease-up and have attained a physical occupancy level of 95%, or have been completed for one year (without regard to physical occupancy level), whichever occurs earlier.
(2) Development Communities are communities that are under construction and may be partially complete and operating and for which a final certificate of occupancy has not been received or a physical occupancy level of 95% has not been attained.
(3) Redevelopment Communities are communities for which redevelopment has commenced and for which the redevelopment costs are expected to exceed the lesser of $5,000,000 or 10% of the community's acquisition cost.

DEVELOPMENT COMMUNITIES

  There are currently 16 Development Communities under construction. The total capitalized cost of these Development Communities when completed is currently expected to be approximately $683 million, of which $334 million has already been expended. We cannot assure you that we will complete the Development Communities, that our budgeted costs, leasing, start dates, completion dates, occupancy or estimates of "EBITDA as % of Total Budgeted Cost" will be realized or that future developments will realize comparable returns. Historically, construction costs have, in some cases, exceeded our original estimates and it is possible that we may experience similar increases in construction costs in the future. See "Risk Factors--Risks Related to Development and Redevelopment of Apartment Communities."

  We maintain an active development capacity that we believe provides a continuing source of portfolio growth. During the lease-up period of the development process, the Development Communities will generally experience operating deficits for three to six months until such time as new communities approach stabilized occupancy. The amount and duration of operating deficits to be incurred are dependent upon a number of factors, including the size of the community, the season in which leasing activity occurs and the extent to which delivery of new apartment homes coincides with leasing and occupancy of these new apartment homes (which is dependent on local market conditions).

  The following is a summary of our Development Communities as of the date of this Prospectus Supplement:

                        DEVELOPMENT COMMUNITIES SUMMARY

                                                                                               PROJECTED
                                                                                              EBITDA AS %
                          NUMBER OF   BUDGETED                          ESTIMATED  ESTIMATED   OF TOTAL
                          APARTMENT   COST(1)    CONSTRUCTION  INITIAL  COMPLETION STABILIZED  BUDGETED
COMMUNITY                   HOMES   ($ MILLIONS)    START     OCCUPANCY    DATE     DATE(2)     COST(3)
---------                 --------- ------------ ------------ --------- ---------- ---------- -----------
 1. Toscana.............      710      $116.5      Q3 1996     Q3 1997   Q4 1998    Q2 1999      11.1%
    Sunnyvale, CA
 2. Avalon Fox Mill.....      165        20.1      Q3 1998     Q2 1999   Q4 1999    Q2 2000      10.2%
    Herndon, VA
 3. CentreMark..........      311        47.5      Q1 1997     Q3 1998   Q1 1999    Q2 1999      10.5%
    San Jose, CA
 4. Avalon Corners......      195        32.5      Q3 1998     Q3 1999   Q2 2000    Q3 2000      10.4%
    Stamford, CT
 5. Avalon Willow.......      227        41.8      Q2 1997     Q4 1998   Q1 1999    Q2 1999       9.2%
    Mamaroneck, NY
 6. Avalon at Cameron
    Court...............      460        44.7      Q2 1997     Q1 1998   Q4 1998    Q1 1999      11.3%
    Alexandria, VA
 7. Paseo Alameda.......      305        52.7      Q3 1997     Q4 1998   Q2 1999    Q3 1999      10.1%
    San Jose, CA
 8. Avalon Court North..      340        40.4      Q4 1998     Q2 1999   Q1 2000    Q2 2000      11.7%
    Melville, NY
 9. Bay Towers..........      226        65.9      Q4 1997     Q3 1999   Q4 1999    Q1 2000       9.6%
    San Francisco, CA
10. Avalon Crest........      351        57.4      Q4 1997     Q2 1999   Q4 1999    Q1 2000      10.1%
    Fort Lee, NJ
11. Rosewalk II.........      156        20.3      Q4 1997     Q4 1998   Q1 1999    Q2 1999      11.1%
    San Jose, CA
12. Avalon Cove South...      269        51.8      Q1 1998     Q2 1999   Q3 1999    Q4 1999      10.0%
    Jersey City, NJ
13. The Avalon..........      110        26.4      Q1 1998     Q2 1999   Q3 1999    Q4 1999       9.7%
    Bronxville, NY
14. Avalon Valley.......      268        26.1      Q1 1998     Q1 1999   Q3 1999    Q1 2000      10.1%(4)
    Danbury, CT
15. Avalon Lake.........      135        17.0      Q2 1998     Q2 1999   Q3 1999    Q1 2000      10.1%(4)
    Danbury, CT
16. Avalon Oaks (5).....      204        21.9      Q2 1998     Q1 1999   Q3 1999    Q1 2000      10.3%
                            -----      ------                                                    ----
    Wilmington, MA
    Total/Weighted
    Average.............    4,432      $683.0                                                    10.4%
                            =====      ======                                                    ====

--------
(1) Total budgeted cost includes all capitalized costs projected to be incurred to develop the community, including land acquisition costs, construction costs, real estate taxes, capitalized interest and loan fees, permits, professional fees, allocated development overhead and other regulatory fees determined in accordance with GAAP.
(2) Stabilized occupancy is defined as the first full quarter of 95% or greater physical occupancy after initial lease-up, or one year after completion (without regard to physical occupancy level), whichever occurs earlier.
(3) Projected EBITDA represents gross potential earnings projected to be achieved based on current rents prevailing in the respective community's local market and before interest, income taxes, depreciation, amortization and extraordinary items, minus (a) economic vacancy and (b) projected stabilized operating expenses. Total budgeted cost includes all capitalized costs projected to be incurred to develop the community, including land acquisition costs, construction costs, real estate taxes, capitalized interest and loan fees, permits, professional fees, allocated development overhead and other regulatory fees. EBITDA is relevant to an understanding of our economics because it indicates cash flow available from our operations to service fixed obligations. EBITDA should not be considered as an alternative to operating income (as determined in accordance with GAAP) as an indicator of our operating performance, or to cash flows from operating activities (as determined in accordance with GAAP) as a measure of liquidity. EBITDA as disclosed by other REITs may not be comparable to our calculation of EBITDA.
(4) Represents a combined yield for Avalon Valley and Avalon Lake.
(5) Financed with tax-exempt bonds.

REDEVELOPMENT COMMUNITIES

  We currently have 12 Redevelopment Communities. The total budgeted cost of these Redevelopment Communities, including the cost of acquisition and redevelopment when completed, is expected to be approximately $379.7 million, of which approximately $89.5 million is the additional capital invested or expected to be invested above the original purchase cost. Of the $89.5 million that we have invested or expect to invest in excess of the purchase cost, $55.9 million has already been expended.

  The cost to redevelop an existing apartment community is difficult to budget and estimate. Accordingly, we expect that actual costs may vary over a wider range than for a new development community. In addition, costs to reposition communities that have been acquired have, in some cases, exceeded our original estimates and it is possible that we may experience similar increases in the future. We cannot provide any assurance that we will not exceed budgeted costs, either individually or in the aggregate, or that projected unleveraged returns on cost will be achieved.

  The following is a summary of our Redevelopment Communities as of the date of this Prospectus Supplement:

                      REDEVELOPMENT COMMUNITIES SUMMARY(1)

                                                                                             EBITDA AS
                          NUMBER OF   BUDGETED                                   ESTIMATED   % OF TOTAL
                          APARTMENT   COST(2)    RECONSTRUCTION RECONSTRUCTION RESTABILIZED   BUDGETED
                            HOMES   ($ MILLIONS)     START        COMPLETION   OPERATIONS(3)  COST(4)
                          --------- ------------ -------------- -------------- ------------- ----------
 1. Sunset Towers
    San Francisco, CA...      243     $  27.6       Q4 1997        Q3 1998        Q4 1998        9.3%
 2. TimberWood
    West Covina, CA.....      209     $  14.9       Q3 1997        Q3 1998        Q1 1999       10.5%
 3. SunScape
    Huntington Beach,
    CA..................      400     $  36.6       Q3 1997        Q3 1998        Q1 1999        9.9%
 4. The Arbors
    Campbell, CA........      252     $  30.0       Q4 1997        Q4 1998        Q1 1999        8.9%
 5. Mission Woods
    San Diego, CA.......      200     $  20.8       Q3 1997        Q3 1998        Q4 1998        8.0%
 6. Cedar Ridge
    Daly City, CA.......      195     $  24.8       Q3 1997        Q4 1998        Q1 1999        9.0%
 7. The Park
    Hacienda Heights,
    CA..................      351     $  28.7       Q2 1998        Q3 1999        Q1 2000        9.4%
 8. Lakeside
    Burbank, CA.........      750     $  67.1       Q2 1998        Q2 2000        Q4 2000        9.2%
 9. Gallery Place
    Redmond, WA.........      222     $  24.9       Q1 1998        Q1 1999        Q2 1999        8.6%
10. Viewpointe
    Woodland Hills, CA..      663     $  72.6       Q2 1998        Q1 1999        Q3 1999        9.7%
11. Landing West
    Seattle, WA.........      190     $  12.3       Q1 1998        Q4 1998        Q1 1999        9.4%
12. Waterhouse Place
    Beaverton, OR.......      279     $  19.4       Q2 1998        Q2 1999        Q3 1999        9.3%
                            -----     -------                                                   ----
    Total/Weighted
     Average............    3,954     $ 379.7                                                    9.3%
                            =====     =======                                                   ====

--------
(1) Redevelopment Communities are communities acquired where redevelopment has commenced and for which redevelopment costs are expected to exceed the lesser of $5,000,000 or 10% of the original acquisition cost.
(2) Total budgeted cost includes all capitalized costs projected to be incurred to redevelop the respective Redevelopment Community, including costs to acquire the community, reconstruction costs, real estate taxes, capitalized interest and loan fees, permits, professional fees, allocated redevelopment overhead and other regulatory fees determined in accordance with GAAP.
(3) Restabilized operations is defined as the first full quarter of 95% or greater occupancy after completion of redevelopment.
(4) Projected EBITDA represents gross potential earnings projected to be achieved at completion of redevelopment before interest, income taxes, depreciation, amortization and extraordinary items, minus (a) projected economic vacancy and (b) projected stabilized operating expenses.


DEVELOPMENT RIGHTS

  We are considering the development of 20 new apartment communities. The status of these Development Rights ranges from land under contract for which design and architectural planning has just commenced, to land under contract or owned by us with completed site plans and drawings where construction can commence almost immediately. We cannot assure you that we will succeed in obtaining zoning and other necessary governmental approvals or the financing required to develop these communities, or that we will decide to develop any particular community. Further, we cannot assure you that construction of any particular community will be undertaken or, if undertaken, will begin at the expected times assumed in the financial projections or be completed at the total budgeted cost. Although we cannot assure you that all or any of these communities will proceed to development, the successful completion of all of these communities would ultimately add approximately 6,007 institutional-quality apartment homes to our portfolio. See "Risk Factors-- Risks Related to Development and Redevelopment of Apartment Communities." At June 30, 1998, the cumulative capitalized costs incurred in pursuit of the Development Rights was approximately $32.7 million, of which $20.3 million was expended to acquire land for three of such developments. Many of these apartment communities will offer features like those offered by the communities that we currently own. The Development Rights that we are currently pursuing are summarized below.

                           DEVELOPMENT RIGHTS SUMMARY

                                                        ESTIMATED      TOTAL
                                                        NUMBER OF  BUDGETED COST
          LOCATION                                      APT. HOMES ($ MILLIONS)
          --------                                      ---------- -------------
       1. Peabody, MA................................       434       $  35.9
       2. Bellevue, WA...............................       200          29.1
       3. San Jose, CA(1)............................       288          53.8
       4. Mountain View, CA(1).......................       200          50.0
       5. Hull, MA...................................       162          17.0
       6. New Rochelle, NY...........................       408          63.1
       7. Freehold, NJ...............................       452          38.4
       8. Orange, CT.................................       168          15.4
       9. New Canaan, CT(1)(2).......................       104          23.8
      10. Darien, CT.................................       172          26.1
      11. Yonkers, NY................................       256          33.7
      12. Greenburgh-II, NY .........................       500          74.5
      13. Greenburgh-III, NY.........................       266          39.6
      14. Arlington, VA..............................       635          68.9
      15. Florham Park, NJ...........................       270          37.5
      16. Edgewater, NJ..............................       404          68.6
      17. Hopewell, NJ...............................       280          29.8
      18. Naperville, IL.............................       200          20.4
      19. Westbury, NY...............................       361          49.8
      20. Providence, RI.............................       247          30.4
                                                          -----       -------
          Total......................................     6,007       $ 805.8
                                                          =====       =======

     --------
     (1) AvalonBay owns land, but construction has not yet begun.
     (2) Currently anticipated that the land seller will retain a minority limited partner interest.

                                USE OF PROCEEDS

  We estimate that we will receive net proceeds from this offering of
approximately $   million, after all anticipated issuance costs. We will use the net proceeds from this offering to reduce borrowings under our $600 million unsecured credit facility, which were used to fund the acquisition and development of additional apartment communities. As a lender under our $600 million unsecured credit facility, First Union National Bank, an affiliate of one of the underwriters, will receive its proportionate share of such repayment. The $600 million unsecured credit facility currently bears interest at the London Interbank Offered Rate (based on a maturity selected by us) plus 0.60% per annum and matures in June 2001.

                                 CAPITALIZATION

  The following table sets forth the historical capitalization for AvalonBay as of June 30, 1998 and the pro forma capitalization for AvalonBay as of such date to reflect the acquisition of one community (Avalon at Prudential Center), the acquisition of three land parcels (Avalon Corners, Avalon Fox Mill and Avalon Court North), the disposition of three communities (Village Park of Troy, Aspen Meadows and Arbor Park), the probable acquisition of one community (Hanover Hall and Summer Terrace) and the sale of $250 million of senior unsecured notes by AvalonBay subsequent to June 30, 1998, and as adjusted to give effect to this offering, including the use of the net proceeds derived therefrom as described in "Use of Proceeds."

                                                    JUNE 30, 1998
                                         -------------------------------------
                                         HISTORICAL    PRO FORMA   AS ADJUSTED
                                         ------------ -----------  -----------
                                          (IN THOUSANDS, EXCEPT SHARE DATA)
DEBT:
  $600 million unsecured credit
   facility............................. $   374,000  $   274,328  $   226,153
  Mortgages and other notes payable.....     497,059      497,059      497,059
  Senior unsecured notes payable........     460,000      710,000      710,000
                                         -----------  -----------  -----------
    Total debt..........................   1,331,059    1,481,387    1,433,212
                                         -----------  -----------  -----------
  Minority interest of unitholders in
   consolidated operating partnerships..      32,323       32,323       32,323
STOCKHOLDERS' EQUITY:
  Preferred Stock, $0.01 par value;
   50,000,000 shares authorized;
   14,322,700 (Historical and Pro Forma)
   and 16,322,700
   (As Adjusted) issued and outstanding
   at June 30, 1998.....................         143          143          163
  Common Stock, $0.01 par value;
   300,000,000 shares authorized;
   63,567,985 (Historical, Pro Forma and
   As Adjusted) issued and outstanding
   at June 30, 1998(1)..................         636          636          636
  Additional paid-in capital............   2,317,749    2,317,749    2,365,904
  Deferred compensation.................      (6,221)      (6,221)      (6,221)
  Dividends in excess of accumulated
   earnings.............................     (59,325)     (59,174)     (59,174)
                                         -----------  -----------  -----------
    Total stockholders' equity..........   2,252,982    2,253,133    2,301,308
                                         -----------  -----------  -----------
    Total capitalization................ $ 3,616,364  $ 3,766,843  $ 3,766,843
                                         ===========  ===========  ===========

--------
(1) Excludes 2,500,000 shares of Common Stock reserved for issuance under the 1994 Stock Incentive Plan, as amended and restated, and 2,769,530 shares of Common Stock issuable pursuant to Avalon stock options outstanding at the time of the merger and assumed in the merger and 898,041 shares of Common Stock that may be issuable upon conversion of OP Units in DownREITs. On October 2, 1998, AvalonBay amended its Charter to reduce the number of authorized shares of Common Stock from 300,000,000 to 140,000,000.

                       DESCRIPTION OF THE PREFERRED STOCK

  In addition to the information below, you should also read the general terms of "Preferred Stock" set forth in the accompanying Prospectus before deciding whether to invest in the Series H Preferred Stock. However, if the terms set forth herein differ from the terms set forth in the Prospectus, rely on the terms set forth herein.

GENERAL

  We are authorized to issue up to 50,000,000 shares of preferred stock ("Preferred Stock") in one or more series, with such terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption, in each case, if any, as are permitted by Maryland law and as our Board of Directors may determine by adoption of an amendment to our charter, as amended (the "Charter"), without any further vote or action by our stockholders. See "Description of Preferred Stock" in the accompanying Prospectus. The Series H Preferred Stock is a series of our Preferred Stock.

  Prior to the completion of the offering, our Board of Directors will adopt an amendment to the Charter determining the terms of a series of Preferred Stock
consisting of up to 2,300,000 shares, designated    % Series H Cumulative
Redeemable Preferred Stock. The following summary of the terms and provisions of the Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the pertinent sections of the Charter relating to the Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock, Series F Preferred Stock and Series G Preferred Stock and the Articles Supplementary to be adopted which will designate the Series H Preferred Stock (the "Designating Amendment"), each of which you may obtain from us.

  The transfer agent, registrar and dividend disbursing agent for the Series H Preferred Stock will be First Union National Bank, Charlotte, North Carolina.

SERIES C PREFERRED STOCK

  We currently have outstanding 2,300,000 shares of Series C Preferred Stock. Holders of shares of the Series C Preferred Stock are entitled to receive, when and as declared by the Board of Directors, out of funds legally available for the payment of dividends, cumulative preferential cash dividends at the rate of 8.50% per annum of their $25.00 liquidation preference (equivalent to a fixed annual rate of $2.125 per share). Such dividends are cumulative from the date of original issue and are payable quarterly in arrears on or before the 15th day of each March, June, September and December or, if such day is not a business day, the next succeeding business day. The Series C Preferred Stock is not redeemable prior to June 20, 2002. On and after June 20, 2002, we may, at our option upon not less than 30 nor more than 60 days prior written notice, redeem shares of the Series C Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus all accrued and unpaid dividends thereon to the date fixed for redemption. Except with respect to the foregoing description of the dividend rate and redemption date of the Series C Preferred Stock, the terms of the Series C Preferred Stock are substantially identical to the terms of the Series D Preferred Stock, Series F Preferred Stock, Series G Preferred Stock and Series H Preferred Stock. See "--Series D Preferred Stock," "--Series F Preferred Stock," "--Series G Preferred Stock, and "--Series H Preferred Stock." The Series C Preferred Stock ranks on a parity with the Series D Preferred Stock, Series F Preferred Stock and Series G Preferred Stock, and shall rank on a parity with the Series H Preferred Stock, with respect to the payment of dividends and payments upon liquidation.

SERIES D PREFERRED STOCK

  We currently have outstanding 3,267,700 shares of Series D Preferred Stock. Holders of shares of Series D Preferred Stock are entitled to receive, when and as declared by the Board of Directors, out of funds legally available for the payment of dividends, cumulative preferential cash dividends at the rate of 8.00% per annum of their $25.00 liquidation preference (equivalent to a fixed annual amount of $2.00 per share). Such dividends are cumulative from the date of original issue and are payable quarterly in arrears on or before the 15th day of each March, June, September and December or, if such day is not a business day, the next succeeding business day. The Series D Preferred Stock is not redeemable prior to December 15, 2002. On and after December 15, 2002, we may, at our option upon not less than 30 nor more than 60 days prior written notice, redeem shares of the Series D Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus all accrued and unpaid dividends thereon to the date fixed for redemption. Except with respect to the foregoing description of the dividend rate and redemption date of the Series D Preferred Stock, the terms of the Series D Preferred Stock are substantially identical to the terms of the Series C Preferred Stock, Series F Preferred Stock, Series G Preferred Stock and Series H Preferred Stock. See "--Series C Preferred Stock," "--Series F Preferred Stock," "--Series G Preferred Stock" and "--Series H Preferred Stock." The Series D Preferred Stock ranks on a parity with the Series C Preferred Stock, Series F Preferred Stock and Series G Preferred Stock, and shall rank on a parity with the Series H Preferred Stock, with respect to the payment of dividends and payments upon liquidation.

SERIES E PREFERRED STOCK

  We have authorized 1,000,000 shares of Series E Preferred Stock for issuance pursuant to our Shareholder Rights Agreement. If issued, the Series E Preferred Stock would rank senior to the Common Stock and junior to all currently authorized classes and series of our Preferred Stock. There are currently no shares of Series E Preferred Stock outstanding. For a detailed discussion of the Shareholder Rights Agreement, see "Description of Common Stock--Shareholder Rights Agreement" in the accompanying Prospectus.

SERIES F PREFERRED STOCK

  We currently have outstanding 4,455,000 shares of Series F Preferred Stock. Holders of shares of Series F Preferred Stock are entitled to receive, when and as declared by the Board of Directors, out of funds legally available for the payment of dividends, cumulative preferential cash dividends at the rate of 9.00% per annum of their $25.00 liquidation preference (equivalent to a fixed annual amount of $2.25 per share). Such dividends are cumulative from the date of original issue and are payable quarterly in arrears on or before the 15th day of each February, May, August and November or, if such day is not a business day, the next succeeding business day. The Series F Preferred Stock is not redeemable prior to February 15, 2001. On and after February 15, 2001, we may, at our option upon not less than 30 nor more than 60 days prior written notice, redeem shares of the Series F Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus all accrued and unpaid dividends thereon to the date fixed for redemption. Except with respect to the foregoing description of the dividend rate and redemption date of the Series F Preferred Stock, the terms of the Series F Preferred Stock are substantially identical to the terms of the Series C Preferred Stock, Series D Preferred Stock, Series G Preferred Stock and Series H Preferred Stock. See "--Series C Preferred Stock," "--Series D Preferred Stock," "--Series G Preferred Stock" and "--Series H Preferred Stock." The Series F Preferred Stock ranks on a parity with the Series C Preferred Stock, Series D Preferred Stock and Series G Preferred Stock, and shall rank on a parity with the Series H Preferred Stock, with respect to the payment of dividends and payments upon liquidation.

SERIES G PREFERRED STOCK

  We currently have outstanding 4,300,000 shares of Series G Preferred Stock. Holders of shares of Series G Preferred Stock are entitled to receive, when and as declared by the Board of Directors, out of funds legally available for the payment of dividends, cumulative preferential cash dividends at the rate of 8.96% per annum of their $25.00 liquidation preference (equivalent to a fixed annual amount of $2.24 per share). Such dividends are cumulative from the date of original issue and are payable quarterly in arrears on or before the 15th day of each February, May, August and November or, if such day is not a business day, the next succeeding business day. The Series G Preferred Stock is not redeemable prior to October 15, 2001. On and after October 15, 2001, we may, at our option upon not less than 30 nor more than 60 days prior written notice, redeem shares of the Series G Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus all accrued and unpaid dividends thereon to the date fixed for redemption. Except with respect to the foregoing description of the dividend rate and redemption date of the Series G Preferred Stock, the terms of the Series G Preferred Stock are substantially identical to the terms of the Series C Preferred Stock, Series D Preferred Stock, Series F Preferred Stock and Series H Preferred Stock. See "--Series C Preferred Stock," "--Series D Preferred Stock," "--Series F Preferred Stock" and "--Series H Preferred Stock." The Series G Preferred Stock ranks on a parity with the Series C Preferred Stock and Series D Preferred Stock and Series F Preferred Stock, and shall rank on a parity with the Series H Preferred Stock, with respect to the payment of dividends and payments upon liquidation.

SERIES H PREFERRED STOCK

 Dividends

  Holders of shares of Series H Preferred Stock shall be entitled to receive, when and as declared by the Board of Directors, out of funds legally available for the payment of dividends, cumulative preferential cash dividends at the
rate of   % per annum of their $25.00 liquidation preference (equivalent to a
fixed annual amount of $   per share). Such dividends shall be cumulative from
the date of original issue and shall be payable quarterly in arrears on or before the 15th day of each March, June, September and December or, if such day is not a business day, the next succeeding business day (each, a "Dividend Payment Date"). The first dividend, which will be paid on December 15, 1998, will be for less than a full quarter. Such dividend and any dividend payable on the Series H Preferred Stock for any partial dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record as they appear in our stock records at the close of business on the applicable record date, which shall be the first day of the calendar month in which the applicable Dividend Payment Date falls or on such other date designated by the Board of Directors for the payment of dividends that is not more than 30 nor less than 10 days prior to such Dividend Payment Date (each, a "Dividend Record Date"). The Series H Preferred Stock will rank senior to the Common Stock and Series E Preferred Stock, and on a parity with the Series C Preferred Stock, Series D Preferred Stock, Series F Preferred Stock and Series G Preferred Stock, with respect to the payment of dividends.

  No dividends on shares of the Series H Preferred Stock shall be declared by the Board of Directors or paid or set apart for payment by AvalonBay at such time as the terms and provisions of any agreement of ours, including any agreement relating to our indebtedness, prohibits such declaration, payment or setting apart for payment or provides that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration or payment shall be restricted or prohibited by law.

  Notwithstanding the foregoing, dividends on the Series H Preferred Stock will accrue whether or not we have earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared. Accrued but unpaid dividends on the Series H Preferred Stock will accumulate as of the Dividend Payment Date on which they first become payable. Except as set forth in the next sentence, we will not declare or pay or set apart for payment any dividends on any stock or any other series of Preferred Stock of AvalonBay ranking, as to dividends, on a parity with or junior to the Series H Preferred Stock (other than a dividend in shares of Common Stock or in any other class of stock ranking junior to the Series H Preferred Stock as to dividends and upon liquidation) for any period unless full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for such payment on the Series H Preferred Stock for all past dividend periods and the then current dividend period. When dividends are not paid in full (and a sum sufficient for such full payment is not so set apart) upon the Series H Preferred Stock and the shares of any other series of Preferred Stock ranking on a parity as to dividends with the Series H Preferred Stock, all dividends declared upon the Series H Preferred Stock, and any other series of Preferred Stock ranking on a parity as to dividends with the Series H Preferred Stock, shall be declared pro rata so that the amount of dividends declared per share of Series H Preferred Stock and such other series of Preferred Stock shall in all cases bear to each other the same ratio that accrued dividends per share on the Series H Preferred Stock and such other series of Preferred Stock (which shall not include any accrual in respect of unpaid dividends for prior dividend periods if such preferred stock does not have a cumulative dividend) bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Series H Preferred Stock which may be in arrears.

  Except as provided in the immediately preceding paragraph, unless full cumulative dividends on the Series H Preferred Stock have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof is set apart for payment for all past dividend periods and the then current dividend period, no dividends (other than in shares of Common Stock or other shares of stock ranking junior to the Series H Preferred Stock as to dividends and upon liquidation) shall be declared or paid or set aside for payment nor shall any other distribution be declared or made upon the Common Stock, or any other stock of AvalonBay ranking junior to or on a parity with the Series H Preferred Stock as to dividends or upon liquidation, nor shall any shares of Common Stock, or any other shares of stock of AvalonBay ranking junior to or on a parity with the Series H Preferred Stock as to dividends or upon liquidation, be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by AvalonBay (except by conversion into or exchange for other stock of AvalonBay ranking junior to the Series H Preferred Stock as to dividends and upon liquidation). Holders of shares of Series H Preferred Stock shall not be entitled to any dividend, whether payable in cash, property or stock, in excess of full cumulative dividends on the Series H Preferred Stock as provided above. Any dividend payment made on shares of the Series H Preferred Stock shall first be credited against the earliest accrued but unpaid dividend due with respect to such shares which remains payable. See "Description of Preferred Stock--Dividends" in the accompanying Prospectus.

 Liquidation Preference

  Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of AvalonBay, the holders of shares of Series H Preferred Stock are entitled to be paid, out of such assets of ours that are legally available for distribution to our stockholders, a liquidation preference of $25.00 per share, plus an amount equal to any accrued and unpaid dividends to the date of payment, before any distribution of assets is made to holders of Common Stock or any other class or series of our stock that ranks junior to the Series H Preferred Stock as to liquidation rights. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series H Preferred Stock will have no right or claim to any of our remaining assets. If we consolidate or merge with or into any other corporation, trust or entity or if any other corporation consolidates or merges with or into us, or if all or substantially all of our property or business is sold, leased or conveyed, we shall not be deemed to have been liquidated, dissolved or wound up. For further information regarding the rights of the holders of Series H Preferred Stock upon the liquidation, dissolution or winding up of AvalonBay, see "Description of Preferred Stock--Liquidation Preference" in the accompanying Prospectus. The Series H Preferred Stock will rank senior to the Common Stock and Series E Preferred Stock, and on a parity with the Series C Preferred Stock, Series D Preferred Stock, Series F Preferred Stock and Series G Preferred Stock, with respect to payments upon liquidation.

 Redemption

  The Series H Preferred Stock is not redeemable prior to October   , 2008.
However, in order to ensure that we remain a qualified REIT for federal income tax purposes, shares of Series H Preferred Stock owned by a person or certain groups of persons in excess of the Ownership Limit or the Look-Through Ownership Limit (as such terms are defined in the accompanying Prospectus), as applicable, may be automatically converted into shares of Excess Stock, and we will have the right to purchase such Excess Stock from the holder(s) thereof. See "Restrictions on Transfers of Stock" in the accompanying Prospectus. On and
after October   , 2008, we may, at our option upon not less than 30 nor more than 60 days written notice, redeem shares of Series H Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus all accrued and unpaid dividends thereon to the date fixed for redemption (except as provided below), without interest. The redemption price of the Series H Preferred Stock (other than the portion thereof consisting of accrued and unpaid dividends) is payable solely out of the sale proceeds of other capital stock of AvalonBay, which may include other series of preferred stock, and from no other source. For purposes of the preceding sentence, "capital stock" means any equity securities (including Common Stock and preferred stock), shares, interest, participation or other ownership interests (however designated) and any rights (other than debt securities convertible into or exchangeable for equity securities) or options to purchase any of the foregoing. Holders of Series H Preferred Stock to be redeemed shall surrender such Series H Preferred Stock at the place designated in such notice and shall be entitled to the redemption price and any accrued and unpaid dividends payable upon such redemption following such surrender. If notice of redemption of any shares of Series H Preferred Stock has been given and if we have set aside the funds necessary for such redemption in trust for the benefit of the holders of any shares of Series H Preferred Stock so called for redemption, then from and after the redemption date dividends will cease to accrue on such shares of Series H Preferred Stock, such shares of Series H Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price. If less than all of the outstanding shares of Series H Preferred Stock are to be redeemed, the Series H Preferred Stock to be redeemed shall be selected pro rata (as nearly as may be practicable without creating fractional shares) or by any other equitable method we choose.

  Unless full cumulative dividends on all shares of Series H Preferred Stock shall have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, no shares of Series H Preferred Stock shall be redeemed unless all outstanding shares of Series H Preferred Stock are simultaneously redeemed and we shall not purchase or otherwise acquire directly or indirectly any shares of Series H Preferred Stock (except by exchange for capital stock of AvalonBay ranking junior to the Series H Preferred Stock as to dividends and upon liquidation); provided, however, that the foregoing shall not prevent us from purchasing shares of Excess Stock in order to ensure that we remain qualified as a REIT for federal income tax purposes, as described under "Restrictions on Transfers of Stock" in the accompanying Prospectus, or the purchase or acquisition of shares of Series H Preferred Stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of such Series H Preferred Stock.

  Notice of redemption will be given by publication in a newspaper of general circulation in the City of New York, such publication to be made once a week for two successive weeks commencing not less than 30 nor more than 60 days prior to the redemption date. We will mail a similar notice, postage prepaid, not less than 30 nor more than 60 days prior to the redemption date, addressed to the respective holders of record of the Series H Preferred Stock to be redeemed at their respective addresses as they appear on our stock transfer records. No failure to give such notice or any defect thereto or in the mailing thereof shall affect the validity of the proceedings for the redemption of any shares of Series H Preferred Stock except as to the holder to whom notice was defective or not given. Each notice shall state: (i) the redemption date; (ii) the redemption price; (iii) the number of shares of Series H Preferred Stock to be redeemed; (iv) the place or places where the Series H Preferred Stock is to be surrendered for payment of the redemption price; and (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date. If less than all of the Series H Preferred Stock held by any holder is to be redeemed, the notice mailed to such holder shall also specify the number of shares of Series H Preferred Stock held by such holder to be redeemed.

  The holders of Series H Preferred Stock at the close of business on a Dividend Record Date will be entitled to receive the dividend payable with respect to such Series H Preferred Stock on the corresponding Dividend Payment Date notwithstanding the redemption thereof between such Dividend Record Date and the corresponding Dividend Payment Date or our default in the payment of the dividend due. Except as provided above, we will make no payment or allowance for unpaid dividends, whether or not in arrears, on called Series H Preferred Stock.

  The Series H Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption.

 Voting Rights

  Holders of the Series H Preferred Stock will not have any voting rights, except as set forth below or as otherwise from time to time required by law.

  Whenever dividends on any shares of Series H Preferred Stock shall be in arrears for six or more quarterly periods (a "Preferred Dividend Default"), the Board of Directors of AvalonBay shall take such action as may be necessary to increase the number of directors of AvalonBay by two, and the holders of such shares of Series H Preferred Stock (voting separately as a class with all other series of Preferred Stock ranking on a parity with the Series H Preferred Stock as to dividends or upon liquidation ("Parity Preferred") upon which like voting rights have been conferred and are exercisable), will be entitled to vote for the election of a total of two directors of AvalonBay (the "Preferred Stock Directors") at a special meeting called by the holders of record of at least 20% of the Series H Preferred Stock or the holders of any other series of Parity Preferred so in arrears (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the stockholders) or at the next annual meeting of stockholders, and at each subsequent annual meeting until all dividends accrued on such shares of Series H Preferred Stock for the past dividend periods and the then current dividend period shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment. If and when all accumulated dividends and the dividend for the then current dividend period on the Series H Preferred Stock shall have been paid in full or set aside for payment in full, the holders thereof shall be divested of the foregoing voting rights (subject to revesting in the event of each and every Preferred Dividend Default) and, if all accumulated dividends and the dividend for the then current dividend period have been paid in full or set aside for payment in full on all series of Parity Preferred upon which like voting rights have been conferred and are exercisable, the term of office of each Preferred Stock Director so elected shall terminate. Any Preferred Stock Director may be removed at any time with or without cause by, and shall not be removed otherwise than by the vote of, the holders of record of a majority of the outstanding shares of the Series H Preferred Stock when they have the voting rights described above (voting separately as a class with all other series of Parity Preferred upon which like voting rights have been conferred and are exercisable). So long as a Preferred Dividend Default shall continue any vacancy in the office of a Preferred Stock Director may be filled by written consent of the Preferred Stock Director remaining in office, or if none remains in office, by a vote of the holders of record of a majority of the outstanding shares of Series H Preferred Stock when they have the voting rights described above (voting separately as a class with all other series of Parity Preferred upon which like voting rights have been conferred and are exercisable). The Preferred Stock Directors shall each be entitled to one vote per director on any matter.

  So long as any shares of Series H Preferred Stock remain outstanding, we will not, without the affirmative vote or consent of the holders of at least two-thirds of the shares of the Series H Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (voting separately as a class), (a) authorize or create, or increase the authorized or issued amount of, any class or series of stock ranking senior to the Series H Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up or reclassify any authorized stock of AvalonBay into such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or (b) amend, alter or repeal the provisions of the Charter or the Designating Amendment, whether by merger, consolidation or otherwise (an "Event"), so as to materially and adversely affect any right, preference, privilege or voting power of the Series H Preferred Stock or the holders thereof; provided, however, with respect to the occurrence of any Event set forth in (b) above, so long as the Series H Preferred Stock remains outstanding with the terms thereof materially unchanged, taking into account that upon the occurrence of an Event AvalonBay may not be the surviving entity, the occurrence of any such Event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of holders of Series H Preferred Stock; and provided, further, that (i) any increase in the amount of the authorized Preferred Stock or the creation or issuance of any other series of Preferred Stock, or (ii) any increase in the amount of authorized shares of such series, in each case ranking on a parity with or junior to the Series H Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

  The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Series H Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been deposited in trust to effect such redemption.

 Conversion

  The Series H Preferred Stock is not convertible into or exchangeable for any other property or securities of AvalonBay, except that shares of Series H Preferred Stock may be automatically converted into shares of Excess Stock in order to ensure that we remain qualified as a REIT for federal income tax purposes. See "Restrictions on Transfers of Stock" in the accompanying Prospectus.

 Restrictions on Ownership

  For information regarding restrictions on ownership of the Series H Preferred Stock, see "Restrictions on Transfers of Stock" in the accompanying Prospectus.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

  The following summary of certain federal income tax considerations is based on current law, is for general information only, and is not tax advice. This discussion does not purport to address all aspects of taxation that may be relevant to particular stockholders in light of their personal investment or tax circumstances, or to certain types of stockholders (including insurance companies, tax-exempt organizations, financial institutions or broker dealers, foreign corporations and persons who are not citizens or residents of the United States) subject to special treatment under the federal income tax laws.

  We intend to operate in a manner that will enable us to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"). Although we believe that we are organized and operate in such a manner, we cannot assure you that we qualify or will remain qualified as a REIT. Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations. The determination of various factual matters and circumstances not entirely within our control may affect our ability to qualify as a REIT. If we fail to qualify as a REIT, we will be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. In addition, unless entitled to relief under certain statutory provisions, we will be disqualified from treatment as a REIT for the four taxable years following the year during which qualification is lost. The additional tax would significantly reduce the cash flow available for distribution to stockholders. This Prospectus Supplement does not address the taxation of AvalonBay or the impact on AvalonBay of its election to be taxed as a REIT. The discussion set forth below assumes that we qualify as a REIT under the Code.

TAXATION OF TAXABLE DOMESTIC STOCKHOLDERS

  Dividends and Other Distributions. As long as we qualify as a REIT, distributions made to our taxable domestic stockholders (including holders of Series H Preferred Stock) out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income and will not be eligible for the dividends received deduction for corporations. For purposes of determining whether distributions on the Series H Preferred Stock are out of current or accumulated earnings and profits, our earnings and profits will be allocated first to the outstanding Series C Preferred Stock, Series D Preferred Stock, Series F Preferred Stock, Series G Preferred Stock and Series H Preferred Stock on a pari passu basis, and then to the Common Stock. Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed our actual net capital gain for the taxable year) without regard to the period for which the holder has held its Series H Preferred Stock. However, corporate holders may be required to treat up to 20% of certain capital gain dividends as ordinary income.

Distributions in excess of current and accumulated earnings and profits will not be taxable to a holder to the extent that they do not exceed the adjusted tax basis of the holder's shares, but rather will reduce the adjusted basis of such shares. To the extent that such distributions exceed the adjusted basis of a holder's shares they will be included in income as long-term gain (or short-term capital gain if the shares have been held for one year or less) assuming the shares are a capital asset in the hands of the holder. In addition, any dividend declared by AvalonBay in October, November or December of any year payable to a stockholder of record on a specified date in any such month shall be treated as both paid by AvalonBay and received by the stockholder on December 31 of such year, provided that the dividend is actually paid by us during January of the following calendar year. Stockholders may not include in their individual income tax returns any of our net operating losses or capital losses.

  Sale or Redemption of Series H Preferred Stock. On the sale of shares of the Series H Preferred Stock, gain or loss will be recognized by the holder in an amount equal to the difference between (i) the amount of cash and fair market value of any property received on such sale, and (ii) the holder's adjusted basis in the Series H Preferred Stock. Such gain or loss will be capital gain or loss if the shares of the Series H Preferred Stock are held as capital assets, and will be long-term gain or loss if such shares are held for more than one year. In general, any loss upon a sale or exchange of shares by a holder who has held such shares for the requisite period (after applying certain holding period rules), will be treated as a long-term capital loss to the extent of distributions from AvalonBay required to be treated by such holder as long-term capital gain.

  A redemption of the Series H Preferred Stock will be treated under Section 302 of the Code as a distribution that is taxable at ordinary income tax rates as a dividend (to the extent of our current or accumulated earnings and profits), unless the redemption satisfies certain tests set forth in Section 302(b) of the Code enabling the redemption to be treated as a sale of the Series H Preferred Stock. The redemption will satisfy such tests if it (i) is "substantially disproportionate" with respect to the holder (which will not be the case if only the Series H Preferred Stock is redeemed, since it generally does not have voting rights), (ii) results in a "complete termination" of the holder's stock interest in AvalonBay, or (iii) is "not essentially equivalent to a dividend" with respect to the holder, all within the meaning of Section 302(b) of the Code. In determining whether any of these tests have been met, shares considered to be owned by the holder by reason of certain constructive ownership rules set forth in the Code, as well as shares actually owned, must generally be taken into account. Because the determination as to whether any of the alternative tests of Section 302(b) of the Code will be satisfied with respect to any particular holder of the Series H Preferred Stock depends upon the facts and circumstances at the time that the determination must be made, prospective investors are advised to consult their own tax advisors to determine such tax treatment.

  If a redemption of the Series H Preferred Stock is treated as a distribution that is taxable as a dividend, the amount of the distribution will be measured by the amount of cash and the fair market value of any property received by the stockholders. The stockholder's adjusted tax basis in such redeemed Series H Preferred Stock will be transferred to the holder's remaining stockholdings in AvalonBay. If, however, the stockholder has no remaining stockholdings in AvalonBay, such basis could be transferred to a related person or it may be lost.

BACKUP WITHHOLDING

  We will report to our domestic stockholders and the Internal Revenue Service (the "IRS") the amount of dividends paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding at the rate of 31% with respect to dividends paid and redemptions unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies that the holder is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A stockholder that does not provide us with his correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability.

TAXATION OF CERTAIN TAX-EXEMPT STOCKHOLDERS

  Generally, a tax-exempt investor that is exempt from tax on its investment income, such as an individual retirement account ("IRA") or a Section 401(k) plan, that holds the Series H Preferred Stock as an investment will not be subject to tax on dividends paid by AvalonBay. However, if such tax-exempt investor is treated as having purchased its Series H Preferred Stock with borrowed funds, some or all of its dividends from the Series H Preferred Stock will be subject to tax. In addition, under some circumstances certain pension plans (including Section 401(k) plans but not, for example, IRAs) that own more than 10% (by value) of our outstanding stock, including Common Stock, could be subject to tax on a portion of their Series H Preferred Stock dividends even if their Series H Preferred Stock is held for investment and is not treated as acquired with borrowed funds.

OTHER TAX CONSEQUENCES

  AvalonBay and its stockholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they own property, transact business or reside. The state and local tax treatment of AvalonBay and its stockholders may not conform to the federal income tax consequences discussed above. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in AvalonBay.

                                  UNDERWRITING

  Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement") between AvalonBay and the underwriters named below (the "Underwriters"), we have agreed to sell to the Underwriters, and each Underwriter has severally agreed to purchase from us, the respective number of shares of Series H Preferred Stock set forth opposite its name below. Pursuant to the terms of the Underwriting Agreement, the Underwriters are obligated to purchase all of such shares of the Series H Preferred Stock if any are purchased.

                                                                   NUMBER OF
                                                                  SHARES TO BE
      UNDERWRITERS                                                 PURCHASED
      ------------                                                ------------
      PaineWebber Incorporated...................................
      A.G. Edwards & Sons, Inc...................................
      Legg Mason Wood Walker, Incorporated.......................
      Morgan Stanley & Co. Incorporated..........................
      Prudential Securities Incorporated.........................
      Smith Barney Inc. .........................................
      Wheat First Union, a division of Wheat First Securities,
       Inc.......................................................
                                                                   ---------
        Total....................................................  2,000,000
                                                                   =========

  The Underwriters have advised us that they propose initially to offer the shares of Series H Preferred Stock in part to the public at the public offering price set forth in the table below, and in part to certain securities dealers (which may include the Underwriters) at that price less a concession not in
excess of $       per share. The Underwriters may allow, and such dealers may
reallow, a discount not in excess of $       per share to certain other
dealers, including the Underwriters. Following the completion of the initial offering of the shares of Series H Preferred Stock, the public offering price, concession, and reallowance may change.

  We have granted to the Underwriters an option, exercisable during the 30-day period after the date of this prospectus supplement, to purchase up to 300,000 additional shares of Series H Preferred Stock to cover over-allotments, if any, at the public offering price, less the underwriting discounts set forth in the table below. The proceeds shown below do not reflect estimated expenses of $250,000 payable by AvalonBay.

                                                                TOTAL, ASSUMING
                                                                 FULL EXERCISE
                                                                   OF OVER-
                                                                   ALLOTMENT
                                                PER SHARE TOTAL     OPTION
                                                --------- ----- ---------------
      Public Offering Price....................  $25.00   $          $
      Underwriting Discounts...................  $        $          $
      Company Proceeds.........................  $        $          $

  In the Underwriting Agreement, we agreed to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make in respect thereof.

  The shares of Series H Preferred Stock offered hereby are new securities with no established trading market. We have applied to list the Series H Preferred Stock on the NYSE and the PCX. The Underwriters have advised us that they intend to make a market in the Series H Preferred Stock prior to the commencement of listing on the NYSE and the PCX. However, the Underwriters are not obligated to do so and may discontinue market making at any time without notice.

  Until the distribution of the Series H Preferred Stock is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters to bid for and purchase the Series H Preferred Stock. As an exception to these rules, the Underwriters may engage in certain transactions that stabilize the price of the Series H Preferred Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Series H Preferred Stock.

  If the Underwriters create a short position in the Series H Preferred Stock in connection with the offering, i.e., if the Underwriters sell more shares of Series H Preferred Stock than are set forth on the cover page of this prospectus supplement, they may reduce that short position by purchasing shares of Series H Preferred Stock in the open market. The Underwriters may also elect to reduce any short position by purchasing all or part of the over-allotment option described above.

  In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

  Neither the Underwriters nor AvalonBay makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above might have on the price of the Series H Preferred Stock. In addition, neither the Underwriters nor AvalonBay makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

  In the ordinary course of their business, the Underwriters and certain of their affiliates have engaged, and may in the future engage, in investment banking transactions with us and our affiliates. In addition, First Union National Bank (an affiliate of Wheat First Union, one of the Underwriters) is a lender under AvalonBay's $600 million unsecured credit facility. The net proceeds from this offering will be used to reduce borrowings under the $600 million unsecured credit facility, and First Union National Bank will receive its proportionate share of such repayment. See "Use of Proceeds."

                                 LEGAL MATTERS

  Certain legal matters will be passed upon for us by Goodwin, Procter & Hoar LLP, Boston, Massachusetts as our securities and tax counsel, and for the
Underwriters by O'Melveny & Myers LLP, San Francisco, California.

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  YOU SHOULD RELY ONLY ON THE INFORMATION INCORPORATED BY REFERENCE OR
CONTAINED IN THIS PROSPECTUS OR ANY SUPPLEMENT. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT OR ADDITIONAL INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THOSE DOCUMENTS.

                                --------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
                          PROSPECTUS SUPPLEMENT
Prospectus Supplement Summary............................................  S-3
Risk Factors.............................................................  S-9
Forward-Looking Statements............................................... S-16
The Company.............................................................. S-17
Recent Developments...................................................... S-21
The Communities.......................................................... S-22
Use of Proceeds.......................................................... S-29
Capitalization........................................................... S-30
Description of the Preferred Stock....................................... S-31
Certain Federal Income Tax Considerations................................ S-37
Underwriting............................................................. S-40
Legal Matters............................................................ S-41
                               PROSPECTUS
Available Information....................................................    2
Incorporation of Certain Documents by Reference..........................    2
The Company..............................................................    3
Use of Proceeds..........................................................    4
Ratios of Earnings to Combined Fixed Charges and Preferred Stock
 Dividends...............................................................    4
Ratios of Earnings to Fixed Charges......................................    5
Description of Debt Securities...........................................    5
Description of Preferred Stock...........................................   18
Description of Common Stock..............................................   24
Restrictions on Transfers of Stock.......................................   26
Federal Income Tax Considerations........................................   27
Plan of Distribution.....................................................   28
Legal Matters............................................................   29
Experts..................................................................   29

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                               2,000,000 SHARES

                                     LOGO

                              % SERIES H CUMULATIVE
                          REDEEMABLE PREFERRED STOCK

                          --------------------------

                             PROSPECTUS SUPPLEMENT

                          --------------------------

                           PAINEWEBBER INCORPORATED
                           A.G. EDWARDS & SONS, INC.
                            LEGG MASON WOOD WALKER
                                 INCORPORATED
                          MORGAN STANLEY DEAN WITTER
                      PRUDENTIAL SECURITIES INCORPORATED
                             SALOMON SMITH BARNEY
                               WHEAT FIRST UNION

                                --------------

                               OCTOBER    , 1998

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